Filed Pursuant to Rule 424(b)(1)

Registration No. 333-110807

PROSPECTUS

9,000,000 Shares

COMMON STOCK

Atheros Communications, Inc. is offering 9,000,000 shares of its common stock. This is our initial public offering and no public market exists for our shares.

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “ATHR.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 5.

PRICE $14 A SHARE

	Price to Public	Underwriting Discounts and Commissions*	Proceeds to Atheros
Per Share	$14.00	$.98	$13.02
Total	$126,000,000	$8,820,000	$117,180,000

* See “Underwriters” beginning on page 72.

Atheros Communications, Inc. has granted the underwriters the right to purchase up to an additional 1,350,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on February 18, 2004.

MORGAN STANLEY	LEHMAN BROTHERS

BANC OF AMERICA SECURITIES LLC

THOMAS WEISEL PARTNERS LLC

February 11, 2004

ATHEROS
COMMUNICATIONS

Atheros Competitive Strengths

- Wireless Systems Engineering
- High-Performance Radio Frequency using Standard Processes
- Advanced Wireless Protocol Expertise
- Scaleable and Repeatable Design Environment
- Established Customer Relationships

Atheros Advanced Feature Set

- Low Power
- Enhanced Throughput
- Extended Range
- Integrated Solutions

Wireless Semiconductor Solutions

Mobile Computing
Enterprise/Small Business/Home
Hot Spots
Consumer Electronics

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Until March 7, 2004 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we, nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

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PROSPECTUS SUMMARY

You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our consolidated financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled “Risk Factors.”

ATHEROS COMMUNICATIONS, INC.

We are a leading developer of semiconductor system solutions for wireless communications products. We combine our wireless systems expertise with high-performance radio frequency, mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufacturable on low-cost, standard complementary metal-oxide semiconductor processes. Our wireless networking solutions incorporate semiconductors, software and system level reference designs to enable our customers to deliver advanced products that provide users with high-performance, as measured by integration of standards, throughput, power consumption and range, at lower cost.

Demand for the ability to communicate everywhere at all times has driven mass adoption of cellular voice communications. Widespread adoption of email and Internet access, combined with the expectation of mobility created by cellular service, is generating demand for mobile access to data networks. In the home, the office and increasingly in the wide area, this access is achieving market acceptance through wireless local area networking technologies.

We provide a comprehensive product portfolio of the core technologies required to implement wireless local area networks, including access points and mobile client devices. Our system solutions are used in a variety of applications in the personal computer, enterprise access, small business, home networking, public access hotspot and consumer electronics markets. We sell our products worldwide, directly and indirectly, to leading customers including personal computer manufacturers such as Hewlett-Packard, IBM, NEC, Sony and Toshiba and networking equipment manufacturers such as D-Link, IO Data, Linksys, Microsoft, NETGEAR, Philips and Proxim.

The wireless local area networking industry has created several standards in different frequency bands to support network capacity requirements and higher throughput. We have been a leader in delivering products that integrate these standards into a single solution supporting multiple frequencies. We have delivered cost-effective, high-performance solutions to our customers, and have developed product extensions that provide increased performance beyond that provided in standard operation. We intend to continue innovating and to rapidly develop integrated implementations of new standards. We are also developing wireless local area networking solutions that allow connectivity for new types of devices, such as consumer electronics.

The demand for access to email and the Internet everywhere at all times is also driving the emergence of wide area wireless data networking. This access is provided through cellular networks and dedicated wireless data services, made popular by mobile email devices. Wide area wireless services and wireless local area networking access are implemented using different technologies in separate access devices. However, demand for integrated local and wide area services is creating the need to provide combined capabilities in a single solution. We intend to develop highly integrated, cost-effective, semiconductor solutions to address the demand for multiple service capability.

Our objective is to become the leading provider of innovative wireless technologies through a combination of systems expertise, design capabilities and complete solutions. We intend to address the opportunities created by the integration of multiple functions into a single solution to enter new, high-growth markets with solutions providing high- performance and cost-effective implementation. Using our proprietary technology extensions, we have successfully built the Atheros brand and seek to continue to build brand value through further technology advances.

We were incorporated as T-Span Systems Corporation in Delaware in May 1998. In May 2000, we changed our corporate name to Atheros Communications, Inc. Our principal executive offices are located at 529 Almanor Avenue, Sunnyvale, California 94085. Our telephone number at that location is (408) 773-5200. Our website address is www.atheros.com. Information on our website is not a part of this prospectus. References in this prospectus to the “we,” “our” and “us” refer to Atheros Communications, Inc.

Atheros, the Atheros logo, Super G, Super A/G, Wake-on-Wireless and Wake-on-Theft are trademarks of Atheros. All other trademarks and trade names appearing in this prospectus are the property of their respective holders.

THE OFFERING

Common stock offered by Atheros	9,000,000 shares

Common stock to be outstanding after this offering	45,451,734 shares

Use of proceeds

We intend to use a portion of the net proceeds to repay all of the $4.0 million outstanding balance under our revolving credit facility, and the $1.8 million outstanding balance under certain equipment loans, and the remainder for general corporate purposes, including as yet undetermined amounts related to working capital and capital expenditures. At December 31, 2003, the amount outstanding under our revolving credit facility was $4.0 million and the amount outstanding under these equipment loans was $1.8 million.

Nasdaq National Market symbol	ATHR

Unless otherwise stated, all information in this prospectus assumes:

•	the automatic conversion of all outstanding shares of our convertible preferred stock into 22,532,670 shares of common stock immediately prior to completion of this offering;

•	the exercise of a warrant to purchase 93,750 shares of common stock at an exercise price of $0.90 per share that expires if not exercised prior to completion of this offering;

•	no exercise of the over-allotment option granted to the underwriters; and

•	a 3 for 4 reverse stock split of our common stock effected prior to the consummation of this offering.

The number of shares of common stock to be outstanding immediately after this offering:

•	is based upon 36,451,734 shares of common stock outstanding as of December 31, 2003;

•	excludes 7,905,886 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2003, at a weighted average exercise price of $2.04 per share;

•	excludes 1,170,526 shares of common stock available for future issuance under our 1998 stock option plan as of December 31, 2003;

•	excludes 2,975,000 shares of common stock available for future issuance under our 2004 stock option plan and 2004 employee stock purchase plan; and

•	excludes a warrant to purchase 26,122 shares of common stock at an exercise price of $8.62 per share.

For additional information regarding these shares, see “Management — Employee Benefit Plans.”

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table presents our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes, unaudited as adjusted financial information and the information under Management’s Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

	Year Ended December 31,
	1999	2000	2001	2002	2003

Consolidated Statements of Operations Data:
Net revenue	$—	$—	$1,831	$22,200	$87,357
Cost of goods sold	—	—	897	10,170	50,505
Gross profit	—	—	934	12,030	36,852
Operating expenses:
Research and development	3,121	11,687	23,104	23,115	29,112
Sales and marketing	—	1,536	6,064	7,381	11,515
General and administrative	125	2,219	3,429	3,953	5,825
Stock-based compensation	77	578	597	488	3,358
Net loss	$(3,138)	$(15,067)	$(30,642)	$(22,359)	$(13,166)
Basic and diluted net loss per share	$(2.12)	$(3.55)	$(4.08)	$(2.13)	$(1.07)
Shares used in computing basic and diluted net loss per share	1,483	4,247	7,511	10,513	12,335

	December 31, 2003
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$29,039	$138,901
Working capital	19,164	133,523
Total assets	55,886	165,748
Short- and long-term debt and lease obligations	6,737	900
Total stockholders’ equity	22,286	137,985

The preceding table presents a summary of our balance sheet data as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into 22,532,670 shares of common stock and the exercise of a warrant to purchase 93,750 shares of our common stock at an exercise price of $0.90 per share immediately prior to completion of this offering, and the sale of 9,000,000 shares of common stock in this offering at the initial public offering price of $14.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

See note 1 of the notes to our consolidated financial statements for an explanation of the determination of the number of shares used in computing per share data.

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business

Fluctuations in our operating results on a quarterly and annual basis could cause the market price of our common stock to decline.

Our revenue and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. These fluctuations could cause the market price of our common stock to decline. As a result, you should not rely on period to period comparisons of our operating results as an indication of our future performance. In future periods, our revenue and results of operations may be below the expectations of analysts and investors, which could cause the market price of our common stock to decline. Factors that are likely to cause our revenue and operating results to fluctuate include those discussed in the risk factors below.

We do not expect to sustain our recent growth rate, and we may not be able to manage our future growth effectively.

We have experienced significant growth in a short period of time. Our revenue has increased from $1.8 million in 2001, to $22.2 million in 2002, and to $87.4 million in 2003. We do not expect similar revenue growth rates in future periods. Growth and expansion of our operations may place a significant strain on our resources and increased demands on our management information and reporting systems, financial and management controls and personnel. We may not be able to develop the internal capabilities or collaborative relationships required to manage future growth and expansion or to support future operations. If we are unable to manage growth effectively, our financial results could be adversely affected.

We have incurred net losses since our inception and may incur losses in the future. Accordingly, we may not be able to generate sufficient revenue in the future to achieve or sustain profitability.

We have incurred significant net losses since our inception and, at December 31, 2003, we had an accumulated deficit of approximately $84.6 million. We incurred $49.8 million in operating expenses during 2003, which was reduced by $119,000 from technology development agreements with certain technology companies, including some of our customers. To achieve or sustain profitability, we will need to generate and sustain substantially higher revenue while maintaining reasonable cost and expense levels. We expect to increase expense levels in absolute dollars in each of the next several quarters to support increased research and development efforts related to new and existing product development and sales and marketing efforts. These expenditures are expected to decrease as a percentage of revenue over the next several quarters if our revenue increases. Because many of our expenses are fixed in the short term, or are incurred in advance of anticipated sales, we may not be able to decrease our expenses in a timely manner to offset any shortfall of sales. Regardless of whether we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or an annual basis.

If demand for our chipsets declines or does not grow, we will be unable to increase or sustain our revenue and our business will be severely harmed.

We derive substantially all of our revenue from the sale of chipsets for wireless local area networking applications. We currently expect our chipsets for wireless applications to account for substantially all of our revenue for the foreseeable future. If we are unable to develop new products in a timely manner or demand for our chipsets declines as a result of competition or technological changes, it would have a material negative impact on our business, operating results and financial position and our competitive position. The markets for our products are characterized by frequent introduction of next generation and new products, short product life cycles and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer. In addition, frequent technology changes and introduction of next generation products may result in inventory obsolescence, which could reduce our gross margins and adversely affect our operating performance.

The average selling prices of products in our markets have historically decreased rapidly and will likely do so in the future, which could harm our revenue and gross profits.

The products we develop and sell are used for high volume applications and are subject to rapid declines in average selling prices. We have dropped our prices significantly to meet market demand, and we expect that we will continue to reduce prices in the future. Reductions in our average selling prices to one customer could impact our average selling prices to all customers. This would cause our gross margins to decline. Historically, we have been able to offset reductions in our average selling prices with decreases in our product and operating costs and increases in our unit volumes. Our financial results will suffer if we are unable to offset any future reductions in our average selling prices by increasing our sales volumes, reducing our costs, or developing new or enhanced products on a timely basis with higher selling prices or gross margins. While gross margins may decline as a result of reductions in average selling prices, we may continue to incur research and development costs at higher or existing levels to develop future products. This continued spending would have an adverse impact on our operating results if our revenue does not continue to grow or our gross margins decline.

We may not be able to compete effectively and increase or maintain revenue and market share.

We may not be able to compete successfully against current or potential competitors. If we do not compete successfully, our market share and revenue may decline. We compete with large semiconductor manufacturers and designers and start-up integrated circuit companies. Most of our current and potential competitors have longer operating histories, significantly greater resources and name recognition and a larger base of customers than we do. This may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. In addition, these competitors may have greater credibility with our existing and potential customers. Moreover, our competitors have been doing business with customers for a longer period of time and have established relationships, which may provide them with information regarding future trends and requirements that may not be available to us. In addition, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Some of our competitors with multiple product lines may bundle their products to offer a broader product portfolio or integrate wireless functionality into other products that we do not sell, which may make it difficult for us to gain or maintain market share. For example, Intel recently introduced its Centrino mobile technology brand and we believe Intel provides a substantial marketing development fund incentive for buyers of a combination of its microprocessor, related chipsets and wireless networking module that use the brand.

We depend on key personnel and consultants to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We believe our future success will depend in large part upon our ability to attract and retain highly skilled managerial, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract or retain qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and harm the market’s perception of us. We believe that our future success is highly dependent on the contributions of Dr. Craig H. Barratt, our President and Chief Executive Officer and Richard G. Bahr, our Vice President of Engineering. We do not have long-term employment contracts with these or any other key personnel, and their knowledge of our business and industry would be extremely difficult to replace.

There is currently a shortage of qualified technical personnel with significant experience in the design, development, manufacture, marketing and sales of integrated circuits for use in wireless networking products. Our key technical personnel and consultants represent a significant asset and serve as the source of our technological and product innovations. We may not be successful in attracting and retaining sufficient numbers of technical personnel to support our business plan.

If we fail to develop and introduce new products and enhancements or if our proprietary features do not achieve market acceptance on a timely basis, our ability to attract and retain customers could be impaired, and our competitive position may be harmed.

The wireless networking market is characterized by rapidly changing technology, evolving industry standards, rapid changes in customer requirements and frequent product introductions. We must continually design, develop and introduce new products with improved features to be competitive. Our products may not achieve market acceptance or adequately address the changing needs of the wireless networking market, and we may not be successful in developing and marketing new products or enhancements to our existing products on a timely basis. The introduction of products embodying new technologies, the emergence of new industry standards or changes in customer requirements could render our existing products obsolete and unmarketable. In addition, we introduce from time to time products with proprietary enhancements. Although we believe our products are fully compliant with applicable industry standards, proprietary enhancements may not in the future result in full conformance with existing industry standards under all circumstances. Our introduction of proprietary features involves risks associated with market acceptance of these new products and certification by industry standards groups. We have reviewed the rules and regulations of the various standards bodies and related industry organizations to which we belong or with which we are affiliated, and we believe there is not a significant risk that action would be taken that would undermine our ability to continue to exploit our affiliation with these organizations.

The development of our products is highly complex. We occasionally have experienced delays in completing the development and introduction of new products and product enhancements, and we could experience delays in the future. Unanticipated problems in developing wireless products could also divert substantial engineering resources, which may impair our ability to develop new products and enhancements and could substantially increase our costs. Even if the new and enhanced products are introduced to the market, we may not be able to achieve market acceptance of these products and our proprietary features in a timely manner.

We depend on a small number of customers for a significant portion of our revenue. If we fail to retain or expand customer relationships, our revenue could decline.

We derive a significant portion of our revenue from a small number of customers, and we anticipate that we will continue to do so in the foreseeable future. These customers may decide not to purchase our products at all, to purchase fewer products than they did in the past, or to alter their purchasing patterns in some other way, particularly because substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay product purchase commitments with little or no notice to us and without penalty.

In 2003, Global Sun Technology, Inc. and Ambit Microsystems Corporation accounted for 28% and 20% of our net revenue, respectively. In 2002, D-Link Corporation and The Linksys Group, Inc. (acquired by Cisco Systems, Inc.) accounted for 15% and 12% of our net revenue, respectively. In 2001, Xircom, Inc. (acquired by Intel Corporation), Accton Technology Corporation, Inovar, Inc. and Sony Corporation accounted for 24%, 21%, 11% and 11% of our net revenue, respectively. Some of our original equipment manufacturer customers are also original design manufacturer customers, which may increase the impact of the loss of any customer. We must obtain orders from new customers on an ongoing basis to increase our revenue and grow our business. Sales to our largest customers have fluctuated significantly from period to period primarily due to a change in our distribution model from direct sales to an increasing number of sales to original design manufacturers and the continued diversification of our customer base in our current markets. We believe that sales will likely continue to fluctuate significantly in the future as we enter into new markets. The loss of any significant customer, a significant reduction in sales we make to them, or any problems collecting receivables from them would likely harm our financial condition and results of operations.

We will have difficulty selling our products if customers do not design our products into their product offerings or if our customers’ product offerings are not commercially successful.

We sell our products directly to original equipment manufacturers, who include our chipsets in their products, and to original design manufacturers, who include our chipsets in the products they supply to original equipment manufacturers. Our products are generally incorporated into our customers’ products at the design stage. As a result, we rely on original equipment manufacturers to design our products into the products they sell. Without these design wins, our business would be materially and adversely affected. We often incur significant expenditures on the development of a new product without any assurance that an original equipment manufacturer will select our product for design into its own product. Once an original equipment manufacturer designs a competitor’s product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Furthermore, even if an original equipment manufacturer designs one of our products into its product offering, we cannot be assured that its product will be commercially successful or that we will receive any revenue from that manufacturer.

The complexity of our products could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software, which could reduce the market acceptance for our new products, damage our reputation with current or prospective customers and adversely affect our operating costs.

Highly complex products such as our chipsets frequently contain defects, errors and bugs when they are first introduced or as new versions are released. We may in the future experience these defects, errors and bugs. If any of our products have reliability, quality, or compatibility problems, we may not be able to successfully correct these problems. In addition, if any of our proprietary features contain defects, errors or bugs when first introduced or as new versions are released, we may be unable to correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our products, which could harm our ability to retain existing customers and attract new customers and our financial results. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may be required to incur additional development costs and product recalls, repairs or replacement costs. These problems may also result in claims against us by our customers or others.

Because we do not have long-term commitments from our customers, we must estimate customer demand, and errors in our estimates can have negative effects on our inventory levels, sales and operating results.

Our sales are largely made on the basis of individual purchase orders rather than long-term purchase commitments. In addition, although we have not in the past experienced significant cancellations or deferrals of purchase orders, our customers may cancel or defer purchase orders for any reason. We have historically placed firm orders for products with our foundries up to approximately 16 weeks prior to the anticipated delivery date and typically prior to receiving an order for the product. Therefore, our order volumes are based on our forecasts of demand from our customers. This process requires us to make multiple demand forecast assumptions, each of which may introduce error into our estimates. If we overestimate customer demand or incorrectly estimate product mix, we may allocate resources to manufacturing products that we may not be able to sell when we expect or at all. As a result, we would have excess inventory, which would harm our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would forego revenue opportunities, lose market share and damage our customer relationships. On occasion, we have been unable to adequately respond to increases in customer purchase orders, and therefore, were unable to complete, or needed to delay, sales. We have in the past, and may in the future, allocate our supply among our customers. Product allocation may result in the loss of current customers, and if we are unable to commit to provide specified quantities of products over a given period of time, we will not attract new customers. The failure to maintain customer relationships would decrease our revenue and harm our business.

In addition, we sell our chipsets to original equipment manufacturers who integrate our chipsets into their products or to original design manufacturers who include our chipsets in the products they supply to original equipment manufacturers. We have limited visibility as to the volume of product our end customers are selling. If our end customers have excess inventory, it will adversely impact our sales.

We may experience difficulties in transitioning to smaller geometry process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

To remain competitive, we continually work to improve our chipsets and, in particular, our high-performance radio frequency products, to be manufactured using increasingly smaller geometries and to achieve higher levels of design integration. These ongoing efforts require us from time to time to modify the manufacturing processes for our products and to redesign some products. To remain competitive, our chipset must be redesigned from time to time, which may result in delays in product deliveries. We periodically evaluate the benefits, on a product-by-product basis, of migrating to smaller geometry process technologies to reduce our costs. In the past, we have experienced some difficulties in shifting to smaller geometry process technologies or new manufacturing processes, which resulted in reduced manufacturing yields, delays in product deliveries and increased expenses. In addition, while we purchase wafers from foundries, we will also assume some of the yield risk related to manufacturing these wafers into die. We may face similar difficulties, delays and expenses in the future. We depend on our relationships with our foundries to transition to smaller geometry processes successfully and cannot assure that our foundries will be able to effectively manage the transition. If our foundries, or we, experience significant delays in this transition or fail to efficiently implement these transitions, our business, financial condition and results of operations could be adversely affected.

We rely on a limited number of independent foundries and subcontractors for the manufacture, assembly and testing of our chipsets, and the failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

We do not have our own manufacturing or assembly facilities and have very limited in-house testing facilities. Therefore, we must rely on third-party vendors to manufacture, assemble and test the products we design. We rely on Taiwan Semiconductor Manufacturing Corporation in Taiwan and Semiconductor Manufacturing International Corporation in Shanghai, China to produce all of our chips. We also rely on Amkor Technology, Inc. in China and ASAT Holdings Limited in Hong Kong, Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd., both of which are in Taiwan, ST Assembly Test Services Ltd. in Singapore and other third-party assembly and test subcontractors to assemble, package and test our products. If these vendors do not provide us with high-quality products, services and production and test capacity in a timely manner, or if one or more of these vendors terminates its relationship with us, we may be unable to obtain satisfactory replacements to fulfill customer orders on a timely basis, our relationships with our customers could suffer, our sales could decrease and our growth could be limited.

We face risks associated with relying on third-party vendors for the manufacture, assembly and testing of our chipsets.

We face significant risks associated with relying on third-party vendors, including:

•	reduced control over product cost, delivery schedules and product quality;

•	potential price increases;

•	inability to achieve sufficient production, increase production or test capacity and achieve acceptable yields on a timely basis;

•	increased exposure to potential misappropriation of our intellectual property;

•	shortages of materials that foundries use to manufacture products;

•	capacity shortages;

•	labor shortages or labor strikes; and

•	quarantines or closures of manufacturing facilities due to the resurgence of SARS or any similar future outbreaks in Asia.

We do not have long-term supply contracts with our third-party manufacturing vendors and they may allocate capacity to other customers and may not allocate sufficient capacity to us to meet future demands for our products.

We currently do not have long-term supply contracts with any of our third-party vendors. Therefore, they are not obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. None of our third-party foundry or assembly and test vendors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. These foundries and assembly and test vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than us or that have long-term agreements with these foundries or assembly and test vendors may cause these foundries or assembly and test vendors to reallocate capacity to those customers, decreasing the capacity available to us. If we enter into costly arrangements with suppliers that include nonrefundable deposits or loans in exchange for capacity commitments, commitments to purchase specified quantities over extended periods or investment in a foundry, our operating results could be harmed. To date, we have not entered into such arrangements with our suppliers. If we need another integrated circuit foundry or assembly and test subcontractor because of increased demand, or the inability to obtain timely and adequate deliveries from our providers, we might not be able to cost-effectively and quickly retain other vendors to satisfy our requirements.

If our foundries do not achieve satisfactory yields or quality, our relationships with our customers and our reputation will be harmed.

The fabrication of chipsets is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. Our foundries have from time to time experienced manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. In addition, designing radio frequency circuits using standard, complementary metal-oxide semiconductor processes is difficult and can result in unsatisfactory yields. Because we purchase wafers, our exposure to low wafer yields from our foundries is increased. Poor yields from our foundries or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, or force us to sell our products at lower gross margins and therefore harm our financial results. In addition, manufacturing defects may not be detected by our testing. If these defects are discovered after we have shipped our products, our reputation and business would suffer.

If we fail to secure or protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our revenue or increase our costs.

We rely on a combination of patent, copyright, trademark and trade secret laws, confidentiality procedures and licensing arrangements to establish and protect our proprietary rights. Our pending patent applications may not result in issued patents, and our existing and future patents may not be sufficiently broad to protect our proprietary technologies or may be held invalid or unenforceable in court. Policing unauthorized use of our products is difficult and we cannot be certain that the steps we have taken will prevent the misappropriation or unauthorized use of our technologies, particularly in foreign countries where the laws may not protect our proprietary rights as fully as United States law. Any patents we have obtained, or may obtain in the future, may not be adequate to protect our proprietary rights. Our competitors may independently develop or may have already developed similar technology, duplicate our products or design around any patents issued to us or other intellectual property rights. In addition, we may be required to license our patents as a result of our participation in various standards organizations.

Because we license some of our software source code directly to customers, we face increased risks that our trade secrets will be exposed through inadvertent or intentional disclosure, which could harm our competitive position or increase our costs.

We license some of our software source code to our customers, which increases the number of people who have access to some of our trade secrets and other proprietary rights. Contractual obligations of our licensees not to disclose or misuse our source code may be not sufficiently protect us from disclosure or misuse. The costs of enforcing contractual rights could substantially increase our operating costs and may not ultimately succeed in protecting our proprietary rights. If our competitors access our source code, they may gain further insight into the technology and design of our products, which would harm our competitive position.

Intellectual property litigation, which is common in our industry, could be costly, harm our reputation, limit our ability to license or sell or proprietary technologies or products and divert the attention of management and technical personnel.

The wireless networking market is characterized by frequent litigation regarding patent and other intellectual property rights. In the last few years, we received several written notices or offers from our competitors and others claiming to have patent rights in certain technology and inviting us to license this technology and related patents that apply to the Institute of Electrical and Electronics Engineers family of wireless local area networking standards, including the 802.11b, 802.11g and 802.11a wireless standards. These notices or offers have been made directly to us and through our U.S. and foreign customers. We have certain indemnification obligations to customers with respect to any infringement of third-party patents and intellectual property rights by our products. We have responded directly, or indirectly through our customers, to all of these notices, and continue to correspond regarding the offers with some of the parties that have sent the notices. None of these notices or offers to license has included an explicit threat of, or resulted in, litigation against us.

Questions of infringement in the wireless networking market involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may receive and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. If litigation were to be filed against us in connection with an offer to license technology or claims of infringement, our business could be harmed. Litigation, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert the efforts and attention of our management and technical personnel from normal business operations. In addition, adverse determinations in litigation could result in the loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from third parties or prevent us from licensing our technology or selling our products, any of which could seriously harm our business. Any of these consequences could result from litigation whether initiated by our competitors or others, including those that have already sent notices or offers to us and our customers claiming patent rights and offering licenses.

Any potential dispute involving our patents or other intellectual property could also include our industry partners and customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving our patents or other intellectual property, our licensees could also become the target of litigation, and certain customers have received notices of written offers from our competitors and others claiming to have patent rights in certain technology and inviting our customers to license this technology. Because we indemnify our customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations in some of our license agreements, which could result in substantial expenses. In addition to the time and expense required for us to supply support or indemnification to our customers, any such litigation could severely disrupt or shut down the business of our customers, which in turn could hurt our relations with our customers and cause the sale of our proprietary technologies and products to decrease.

We face business, political, regulatory, operational, financial and economic risks because most of our operations and sales activities take place outside of the United States.

A significant portion of our products is sold to customers outside the United States and Canada. Sales to customers in Asia accounted for 98% and 91% of our net revenue in 2003 and 2002, respectively. Because many of our original design manufacturer customers are located in Asia, we anticipate that substantially all of our revenue will continue to be represented by sales to customers in that region. In addition, we conduct research and development activities in India and have sales, marketing and support personnel in Japan, Taiwan and China. Our success depends upon continued expansion of our international operations. Our international business involves a number of risks, including:

•	multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other governmental approvals, permits and licenses;

•	difficulties in staffing and managing foreign operations as well as cultural differences;

•	trade restrictions or higher tariffs that favor local competition in some countries;

•	difficulties of managing sales representatives, especially because we expect to increase our sales through our sales representatives;

•	inadequate local infrastructure and transportation delays;

•	financial risks, such as longer payment cycles, greater difficulty collecting accounts receivable and exposure to foreign currency exchange rate fluctuations;

•	failure by us or our customers to gain regulatory approval for use of our products; and

•	political and economic instability, including wars, terrorism, and political unrest, boycotts, curtailment of trade and other business restrictions.

Any of these factors could significantly harm our future international sales and operations, consequently, our revenue and results of operations and business and financial condition.

Our headquarters are located in California and our third-party foundries and subcontractors are concentrated in Asia and elsewhere in the Pacific Rim, areas subject to significant earthquake risks. Any disruption to the operations of these foundries and subcontractors resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our products.

Taiwan Semiconductor Manufacturing Corporation and Semiconductor Manufacturing International Corporation, which manufacture our chipsets and perform substantially all of our assembly and testing facilities, are located in Asia. In addition, our headquarters are located in Northern California. The risk of an earthquake in the Pacific Rim region and Northern California is significant due to the proximity of major earthquake fault lines. In September 1999, a major earthquake in Taiwan affected the facilities of several of these third-party contractors, as well as other providers of these services. As a result of this earthquake, these contractors suffered power outages and disruptions that impaired their production capacity. In March 2002 and June 2003, additional earthquakes occurred in Taiwan. The occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry or assembly and test capacity. We may not be able to obtain alternate capacity on favorable terms, if at all.

We rely upon third parties for technology that is integrated into some of our products, and if we are unable to continue to use this technology and future technology or the technology fails to operate, our ability to sell technologically advanced products would be limited.

We rely on third parties for technology that is integrated into some of our products. If we are unable to continue to use or license on reasonable terms third-party technologies used in some of our products or the technology fails to operate, we may not be able to secure alternatives in a timely manner and our business would be harmed.

Risks Related to Our Industry

Any future downturns in the semiconductor industry may reduce our revenue and result in excess inventory.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has, from time to time, experienced significant downturns, often connected with, or in anticipation of, maturing product cycles of both semiconductor companies’ and their customers’ products and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns may reduce our revenue or our percentage of revenue growth on a quarter-to-quarter basis and result in us having excess inventory. Furthermore, any upturn in the wireless networking market in which we sell our chipsets could result in increased competition for access to limited third-party foundry, assembly and test capacity.

Changes in current laws or regulations or the imposition of new laws or regulations could impede the sale of our products or otherwise harm our business.

Wireless networks can only operate in the frequency bands, or spectrum, allowed by regulators and in accordance with rules governing how the spectrum can be used. The Federal Communications Commission, or the FCC, in the United States, as well as regulators in foreign countries, have broad jurisdiction over the allocation of frequency bands for wireless networks. We therefore rely on the FCC and international regulators to provide sufficient spectrum and usage rules. For example, countries such as China, Japan or Korea heavily regulate all aspects of their wireless communication industries, and may restrict spectrum allocation or usage. If this were to occur, it would make it difficult for us to sell our products in that region. In addition, our chipsets operate in the 5 gigahertz, or GHz, band, which is also used by government and commercial services such as military and commercial aviation. The FCC and European regulators have traditionally protected government uses of the 5 GHz, bands by setting power limits and indoor and outdoor designation and requiring that wireless local area networking devices not interfere with other users of the band such as government and civilian satellite services. Changes in current laws or regulations or the imposition of new laws and regulations in the United States or elsewhere regarding the allocation and usage of the 5 GHz band on us, our customers or the industries in which we operate may materially and adversely impact the sale of our products and our business, financial condition and results of operations.

Rapidly changing standards could make our products obsolete, which would cause our operating results to suffer.

We design our products to conform to standards set by industry standards bodies such as the Institute of Electrical and Electronics Engineers, Inc. We also depend on industry groups such as WiFi Alliance to certify and maintain certification of our products. If our customers adopt new or competing industry standards with which our products are not compatible, or such industry groups fail to adopt standards with which our products are compatible, our existing products would become less desirable to our customers and our sales would suffer. The emergence of markets for our chipsets is affected by a variety of factors beyond our control. In particular, our products are designed to conform to current specific industry standards. Competing standards may emerge that are preferred by our customers, which could also reduce our sales and require us to make significant expenditures to develop new products. In addition, the Chinese government recently mandated the Wired Authentication and Privacy Infrastructure, or WAPI, proprietary encryption standard for wireless local area networking operation. Implementation of this standard will be required to sell wireless local area networking products in China beginning in July 2004. The encryption algorithms and implementation required for the Wired Authentication and Privacy Infrastructure proprietary encryption standard have not been published and will only be available through a number of Chinese companies specified by the government. Although we anticipate that we will have products compliant with the mandate available in an appropriate time frame so that it will not have a material adverse effect on our business, we cannot be certain that this mandate will not affect our business.

If our customers or the industries using wireless technology prefer to integrate wireless capability into other products, we may not be able to compete effectively, we will lose customers, our revenue will decline and our business will be harmed.

We have adopted the strategy of maintaining wireless technology on a chipset which is separate from functionality contained on other chips within a product. Our customers or the industries using wireless technology may prefer to integrate wireless capability into other products such as DSL modems, or determine that an integrated chip with multiple functionality results in products that perform better or are less expensive or more efficient to manufacture. If wireless functionality becomes commonly integrated with other functionality, the market for our products may decline. Consequently, we may miss product cycles in order to redesign our products, and we may not be able to forge strategic relationships necessary in order to design and arrange for the production of chips that include multiple functionality. If we miss product cycles, we will lose customers, our revenue will decline and our business will be harmed.

The proliferation of wireless devices may expand beyond the capacity of the channels available in the 2.4 GHz and 5 GHz bands, which may overload the networks and result in decreased market demand for our products.

Wireless networks currently operate in the 2.4 GHz or 5 GHz bands, within which there are a limited number of channels available for use. The increasing number of wireless devices and networks may overburden the frequency bands and overload the networks. Recent studies have predicted that congestion in the 2.4 GHz band could result from the increasing number of wireless devices using that band. If this occurs, our customers or the industries in which we operate may be adversely affected because the networks become inoperable or because only a limited number of devices will be able to access the networks. In turn, we may experience a decrease in market demand for our products which would adversely impact our business and results of operations.

We may experience a decrease in market demand due to uncertain economic conditions in the United States and in international markets, which has been further exacerbated by the concerns of terrorism, war and social and political instability.

Economic growth in the United States and international markets has slowed significantly and the United States economy has recently been in a recession. The timing of a full economic recovery is uncertain. In addition, the terrorist attacks in the United States and turmoil in the Middle East have increased the uncertainty in the United States economy and may contribute to a decline in economic conditions, both domestically and internationally. Terrorist acts and similar events, or war in general, could contribute further to a slowdown of the market demand for goods and services, including demand for our products. If the economy declines as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products and services, which may harm our operating results.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock market in general, and the Nasdaq National Market and technology companies in particular, has experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could prevent us from executing our growth strategy.

We believe that our existing cash and cash equivalents and existing amounts available under our revolving credit facility, together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our common stock in the public market could cause our stock price to fall.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 45,451,734 shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. As a result of lockup agreements and subject to Rules 144, 144(k) and 701 under the Securities Act of 1933 and vesting provisions under option agreements, the remaining shares of common stock outstanding will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
0	(DATE OF PROSPECTUS)
36,451,734	(180 DAYS AFTER PROSPECTUS)

Any or all of these shares subject to lockup agreements may be released prior to expiration of the 180-day lockup period at the discretion of Morgan Stanley & Co. Incorporated. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our common stock could decline.

In addition, after this offering, the holders of approximately 22,532,670 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $10.96 per share in net tangible book value. The exercise of outstanding options may result in further dilution.

Our corporate actions are substantially controlled by officers, directors, principal stockholders and affiliated entities.

After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately 43% of our outstanding common stock. One of our directors, Teresa H. Meng, will own approximately 7% of our common stock after this offering, including shares subject to options that are immediately exercisable as of December 31, 2003. Including shares deemed beneficially owned in accordance with the rules of the Securities and Exchange Commission, but with respect to which they disclaim beneficial ownership except to the extent of their pecuniary interests therein, Forest Baskett, William B. Elmore and Andrew S. Rappaport will beneficially own approximately 8%, 13% and 11%, respectively, after this offering. These stockholders, if they acted together, could exert substantial control over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the establishment of a classified board of directors requiring that not all members of the board be elected at one time;

•	the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of common stock;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to remove directors for cause; and

•	the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we have added an independent director, created additional board committees and adopted policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses and international sales;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	plans for future products and services and for enhancements of existing products and services;

•	our anticipated growth strategies;

•	our intellectual property;

•	anticipated trends and challenges in our business and the markets in which we operate;

•	statements regarding our legal proceedings;

•	our ability to attract customers; and

•	sources of new revenue.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains statistical data that we obtained from industry publications and reports generated by IDC in May, June and September 2003. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We expect that the net proceeds we will receive from the sale of the shares of common stock offered by us will be approximately $115,615,000, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, our net proceeds will be approximately $133,192,000. We currently intend to use a portion of the net proceeds of this offering to repay amounts outstanding under our revolving credit facility and equipment loan with a bank and the remainder for general corporate purposes, including working capital and capital expenditures.

At December 31, 2003, our outstanding borrowings under our revolving credit facility and equipment loan were approximately $4.0 million and $1.8 million, respectively. Our revolving credit facility expires in March 2005. Our equipment loan matures in July 2007. Our effective borrowing cost under our revolving credit facility and equipment loan at December 31, 2003 was 5.0% per annum.

We have not yet determined all of our expected expenditures, and we cannot estimate the amounts to be used for each purpose set forth above. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any. In addition, our revolving credit facility currently prohibits the payment of dividends without the prior written consent of the bank.

CAPITALIZATION

The following table describes our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the automatic conversion of all of our outstanding shares of convertible preferred stock into common stock, the exercise of a warrant to purchase 93,750 shares of our common stock at an exercise price of $0.90 per share immediately prior to completion of this offering, the sale of 9,000,000 shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, the repayment of the $4.0 million outstanding balance under our revolving credit facility, the repayment of the $1.8 million outstanding balance under certain equipment loans, and the amendment of our certificate of incorporation upon the completion of this offering to change the number of shares authorized for issuance.

You should read this table together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our financial statements and the related notes appearing elsewhere in this prospectus.

	December 31, 2003
	Actual	As Adjusted
	(in thousands, except share data)
Long-term portion of debt and capital lease obligations	$1,391	$51

Stockholders’ equity:
Convertible preferred stock, $0.0005 par value; 50,000,000 shares authorized, 22,532,670 shares issued and outstanding, actual; no shares authorized, issued or outstanding, as adjusted	98,344	—
Preferred stock, $0.0005 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized, no shares issued or outstanding, as adjusted	—	—
Common stock, $0.0005 par value; 100,000,000 shares authorized, 13,825,314 shares issued and outstanding, actual; 200,000,000 shares authorized, 45,451,734 shares issued and outstanding, as adjusted	15,000	229,043
Stockholder notes receivable	(123)	(123)
Deferred stock-based compensation	(6,341)	(6,341)
Accumulated other comprehensive loss	(3)	(3)
Accumulated deficit	(84,591)	(84,591)

Total stockholders’ equity	22,286	137,985

Total capitalization	$23,677	$138,036

The actual and as adjusted information set forth in the table:

•	assumes no exercise of a warrant to purchase 26,122 shares of our common stock at an exercise price of $8.62 per share;

•	excludes 7,905,886 shares of common stock issuable upon the exercise of stock options outstanding as of December 31, 2003, at a weighted average exercise price of $2.04 per share;

•	excludes 1,170,526 shares of common stock available for future issuance under our 1998 stock option plan;

•	excludes 2,975,000 shares of common stock available for future issuance under our 2004 stock option plan and 2004 employee stock purchase plan; and

•	assumes no exercise of the over-allotment option granted to the underwriters.

DILUTION

Our net tangible book value as of December 31, 2003 was approximately $22.3 million, or $0.61 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, assuming the conversion of all shares of convertible preferred stock outstanding as of December 31, 2003 into shares of our common stock and the exercise of a warrant to purchase 93,750 shares of our common stock. Net tangible book value dilution per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after completion of this offering on an as adjusted basis. After giving effect to the sale of the 9,000,000 shares of common stock by us and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of December 31, 2003 would have been $138.0 million, or $3.04 per share of common stock. This represents an immediate increase in net tangible book value of $2.43 per share of common stock to existing common stockholders and an immediate dilution in net tangible book value of $10.96 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$14.00
Net tangible book value per share before this offering	$0.61
Increase in net tangible book value per share attributable to new investors	2.43

Net tangible book value per share after this offering		3.04

Dilution in net tangible book value per share to new investors		$10.96

The following table summarizes as of December 31, 2003, on the basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	36,451,734	80.2%	$101,935,621	44.7%	$2.80
New investors	9,000,000	19.8	126,000,000	55.3	14.00

Total	45,451,734	100.0%	$227,935,621	100.0%

The table above assumes no exercise of any outstanding stock options, or the exercise of a warrant to purchase 26,122 shares of our common stock at an exercise price of $8.62 per share. As of December 31, 2003, there were 7,905,886 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $2.04 per share and there were 1,170,526 shares of common stock available for future issuance under our 1998 stock option plan and 2,975,000 shares of common stock available for future issuance under our 2004 stock option plan and 2004 employee stock purchase plan. To the extent that any of these options or warrants are exercised or any further options are granted and exercised, there will be further dilution to new investors. In addition, as of December 31, 2003, there were 560,621 shares outstanding that were subject to our right of repurchase at a weighted average price of $1.46 per share. The repurchase price is the original price paid by the stockholder which, since the shares were acquired upon exercise of options, is the exercise price. As of December 31, 2003, since inception, we had exercised our right to repurchase an aggregate of 1,688,447 shares for a total of $579,000.

If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 78% of the total number of shares of common stock to be outstanding after this offering; and the number of shares of common stock held by the new investors will be increased to 10,350,000 shares or 22% of the total number of shares of common stock outstanding after this offering.

The table below assumes the exercise of all outstanding stock options and the exercise of the warrant to purchase 26,122 shares of our common stock:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	36,451,734	68.3%	$101,935,621	41.7%	$2.80
Shares subject to options and warrants	7,932,008	14.9	16,384,606	6.7	2.07
New investors	9,000,000	16.8	126,000,000	51.6	14.00

Total	53,383,742	100.0%	$244,320,227	100.0%

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with Management’s Discussion and Analysis of Financial Condition and Results of Operations and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 2002 and 2003 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2003 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 and the selected consolidated statements of operations data for the years ended December 31, 1999 and 2000 have been derived from audited consolidated financial statements not included in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Net revenue	$—	$—	$1,831	$22,200	$87,357
Cost of goods sold	—	—	897	10,170	50,505

Gross profit	—	—	934	12,030	36,852
Operating expenses:
Research and development	3,121	11,687	23,104	23,115	29,112
Sales and marketing	—	1,536	6,064	7,381	11,515
General and administrative	125	2,219	3,429	3,953	5,825
Stock-based compensation	77	578	597	488	3,358

Total operating expenses	3,323	16,020	33,194	34,937	49,810

Loss from operations	(3,323)	(16,020)	(32,260)	(22,907)	(12,958)
Interest income (expense), net	185	953	1,646	614	(83)

Loss before income taxes	(3,138)	(15,067)	(30,614)	(22,293)	(13,041)
Income taxes	—	—	28	66	125

Net loss	$(3,138)	$(15,067)	$(30,642)	$(22,359)	$(13,166)

Basic and diluted net loss per share	$(2.12)	$(3.55)	$(4.08)	$(2.13)	$(1.07)

Shares used in computing basic and diluted net loss per share	1,483	4,247	7,511	10,513	12,335

	December 31,
	1999	2000	2001	2002	2003

Consolidated Balance Sheet Data:
Cash, cash equivalents and marketable securities	$3,034	$13,386	$49,668	$27,602	$29,039
Working capital	2,778	12,383	48,751	28,140	19,164
Total assets	4,050	17,438	58,741	39,325	55,886
Short- and long-term debt and lease obligations	662	1,492	2,769	2,269	6,737
Total stockholders’ equity	2,966	14,817	52,336	30,462	22,286

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with the financial statements and related notes that are included elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.

Overview

We are a leading developer of semiconductor system solutions for wireless communications products. We combine our wireless systems expertise with high-performance radio frequency, or RF, mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufacturable on low-cost, standard complementary metal-oxide semiconductor, or CMOS, processes. We were incorporated in May 1998 and commenced operations in December 1998. Through December 31, 2000, we were engaged principally in research and development. We first generated meaningful revenue from sales of our products in the fourth quarter of 2001. Our revenue from 2001 through the first half of 2002 was characterized by relatively low volumes and high gross margins. Our revenue for the second half of 2002 and the year ended December 31, 2003 was characterized by higher volumes and lower gross margins. We have experienced net losses in each period since inception. Through December 31, 2003, we had an accumulated deficit of $84.6 million.

Our product portfolio is currently comprised of various generations of our radio-on-a-chip, media access controller+baseband and wireless system-on-a-chip products supporting the Institute of Electrical and Electronics Engineers, or IEEE, family of wireless local area networking, or WLAN, standards, including the 802.11b, 802.11g and 802.11a standards. These products are typically sold together as chipsets as part of a wireless system solution that also incorporates software and system-level reference designs. Our wireless systems solutions are used in a variety of applications in the personal computer, enterprise access, small office and branch office networking, home networking, hotspot and consumer electronics markets.

Revenue.    Our revenue is derived primarily from the sale of WLAN chipset products and, to a lesser extent, from licensed software and services. Our sales have historically been made on the basis of purchase orders rather than long-term agreements. Original equipment manufacturers, or OEMs, utilize our chipsets in developing their wireless system solutions such as access point and cardbus products. Some OEMs directly purchase chipsets from us and manufacture their products. Other OEMs utilize original design manufacturers, or ODMs, to design and build subsystem products which the OEM then purchases from the ODM and incorporates into the OEM’s wireless system solution. Accordingly, we ship our products either directly to the OEM or to the ODM based on the requirements of each OEM. Purchase orders are received from an OEM or an ODM and we recognize revenue based on the shipment of chipsets to this customer. A single ODM may provide our chipsets to numerous OEMs. However, we maintain a close relationship with the target OEM to monitor end-market demand. Due to the use of ODMs, our direct customer base is relatively concentrated, although we believe that the number of total OEMs who purchase our chipsets through ODMs is broader. We anticipate that we will continue to derive a substantial portion of our revenue from a small number of ODMs for the foreseeable future.

In 2003, Global Sun Technology and Ambit Microsystems accounted for 28% and 20% of our net revenue, respectively. In 2002, D-Link and The Linksys Group accounted for 15% and 12% of our net revenue, respectively. In 2001, Xircom, Accton Technology, Inovar and Sony accounted for 24%, 21%, 11% and 11% of our net revenue, respectively.

Substantially all of our sales are to customers outside the United States and Canada. Sales to customers in Asia accounted for 98% and 91% of net revenue in 2003 and 2002, respectively. Because many of our ODM customers are located in Asia, we anticipate that a majority of our revenue will continue to be represented by sales to customers in that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the systems designed by these customers are then sold through to OEMs outside of Asia. All of our sales are denominated in United States dollars.

Cost of Goods Sold.    Cost of goods sold relates primarily to the purchase of silicon wafers, costs associated with assembly, test and inbound and outbound shipping of our chipsets, costs of personnel, materials and occupancy associated with manufacturing support and quality assurance and royalty costs. Additionally, our cost of goods sold includes accruals for warranty obligations, which we record when revenue is recognized. Because we do not have long-term, fixed supply agreements, our wafer costs are subject to changes based on the cyclical demand for semiconductors. In addition, after we purchase wafers from foundries, we also have the yield risk related to manufacturing these wafers into die.

Research and Development.    Research and development expense relates primarily to compensation and associated costs related to development employees and contractors, mask and reticle costs, prototype wafers, software and computer-aided design software licenses, intellectual property license costs, reference design development costs, development testing and evaluation, occupancy costs and depreciation expense. All research and development costs are expensed as incurred. We expect our research and development costs to increase in absolute dollars in the future as we invest to develop new products to be competitive in the future.

Sales and Marketing.    Sales and marketing expense relates primarily to compensation and associated costs for marketing and selling personnel, sales commissions to independent sales representatives, public relations, promotional and other marketing expenses, travel, trade show expenses, depreciation expenses and allocated occupancy costs. We expect sales and marketing expenses will increase in absolute dollars as we hire additional personnel, expand our sales and marketing efforts and pay increased sales commissions.

General and Administrative.    General and administrative expense relates primarily to compensation and associated costs for general and administrative personnel, professional fees and allocated occupancy costs. We expect that general and administrative expense will increase in absolute dollars as we hire additional personnel and incur costs related to the anticipated growth of our business, our operation as a public company and improvements to our information technology infrastructure.

Stock-Based Compensation.    In connection with the grant of stock options in 2001, 2002 and 2003, we recorded an aggregate of $4.4 million in stock-based compensation. These options are considered compensatory because the fair market value of our stock determined for financial reporting purposes is greater than the fair value determined by the board of directors on the date of the grant or issuance. As of December 31, 2003, we had an aggregate of $6.3 million in stock-based compensation remaining to be amortized. We are amortizing deferred stock-based compensation over the vesting period of the related option and warrant, which is generally four to five years using the graded vesting method. This deferred stock-based compensation balance will be amortized as follows, assuming no forfeiture of awards: $3.7 million during 2004; $1.6 million during 2005; $756,000 during 2006; $207,000 during 2007; and $12,000 during 2008.

Interest Income and Expense.    Interest income consists of interest earned on cash and cash equivalents and marketable securities balances. Interest expense consists of interest on our revolving line of credit, equipment loans and equipment lease.

Provision for Income Taxes.    We have recorded no provision for federal and state income taxes since inception. As of December 31, 2003, we had federal and state net operating loss carryforwards of approximately $68.0 million and $20.9 million, respectively. These net operating loss carryforwards expire through 2023 and 2013, respectively. We also had research and development credit carryforwards of approximately $6.5 million and $3.3 million for federal and state tax purposes. The federal tax credit carryforward expires beginning in 2018. The state tax credit carryforward has no expiration. We have provided a valuation allowance on our deferred tax assets, consisting primarily of net operating loss carryforwards, because of the uncertainty of their realizability. Since 2001, we have provided for certain income taxes related to our foreign operations.

Under the Internal Revenue Code, certain substantial changes in ownership could result in an annual limitation on the amount of operating loss and credit carryforwards that can be utilized in future years to offset future taxable income. Annual limitations may result in the expiration of net operating loss and credit carryforwards before they are used.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and the results of operations are based on our financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Our critical accounting policies are set forth below.

Revenue Recognition.    We derive revenue primarily from three sources:

•	the sale of our wireless chipsets and reference designs;

•	our licensed software and technical documentation; and

•	service and support revenue relating to the licensed software.

We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements and SAB No. 104, Revenue Recognition. These SABs require that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on management’s judgment regarding the fixed nature of the fee charged for the products delivered and the collectibility of those fees. Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely impacted.

We provide marketing incentives to some of our direct and indirect customers. These payments are recorded as a reduction of revenue in accordance with Emerging Issues Task Force Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Inventory.    We continually assess the recoverability of our inventory based on assumptions about demand and market conditions. Forecasted demand is determined based on historical sales and expected future sales. We value our inventories at the lower of actual cost (using the first-in, first-out method) or its current estimated market.

Stock Options.    We have elected to follow the intrinsic value-based method prescribed by Accounting Principles Board Opinion 25, “Accounting for Stock Issued to Employees,” or APB 25, and related interpretations in accounting for employee stock options rather than adopting the alternative fair value accounting provided under Statement of Financial Accounting Standards, or SFAS, No. 123, “Accounting for Stock Based Compensation.” Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair value, there are certain assumptions that we use, as disclosed in note 1 of our audited financial statements.

Accounts Receivable Allowance.    We perform ongoing credit evaluations of our customers and adjust credit limits and their credit worthiness, as determined by our review of current credit information. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience, our anticipation of uncollectible accounts receivable and any specific customer collection issues that we have identified. While our credit losses have historically been within our expectations and the allowance established, we might not continue to experience the same credit loss rates that we have in the past. Our receivables are concentrated in a relatively few number of customers. Therefore, a significant change in the liquidity or financial position of any one customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

Warranty Reserve.    We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our chipset suppliers, our warranty obligation is affected by product failure rates, the cost of replacement chipsets and inbound and outbound freight costs incurred in replacing a chipset after failure. We continuously monitor chipset returns for warranty and maintain a reserve for the related warranty expenses based on historical experience of similar products as well as various other assumptions that we believe to be reasonable under the circumstances. Should actual failure rates, cost of chipset replacement and inbound and outbound freight costs differ from our estimates, revisions to the estimated warranty reserve would be required.

Results of Operations

The following table shows the percentage relationships of the listed items from our consolidated statements of operations, as a percentage of net revenue for the periods indicated.

	Year Ended December 31,
	2001	2002	2003
Consolidated Statements of Operations Data:
Net revenue	100%	100%	100%
Cost of goods sold	49	46	58

Gross profit	51	54	42
Operating expense:
Research and development	1,262	104	33
Sales and marketing	331	33	13
General and administrative	187	18	7
Stock-based compensation	33	2	4

Total operating expenses	1,813	157	57

Loss from operations	(1,762)	(103)	(15)
Interest income, net	90	3	—
Income taxes	(2)	—	—

Net loss	(1,674)%	(101)%	(15)%

Years Ended December 31, 2003 and 2002

Net Revenue.    Net revenue for 2003 was $87.4 million compared to $22.2 million for 2002, an increase of $65.2 million, or 294%. During 2003, customers elected to incorporate our chipsets into more of their product designs than in 2002, primarily due to the introduction of our 802.11g and 802.11a/g chipsets in early 2003. As a result, the total number of chipsets shipped increased from approximately 0.7 million in 2002 to approximately 5.4 million in 2003.

Gross Profit.    Gross profit for 2003 was $36.9 million compared to $12.0 million for 2002, an increase of $24.8 million, or 206%. Gross profit as a percentage of revenue decreased to 42% in 2003 compared to 54% in 2002. In 2003, we focused on addressing higher volume markets, including the market for 802.11g and multi-mode products that had approximately 46% lower average selling prices. This resulted in increased chipset volumes of over 600% and a decrease in the gross margin percentage from 54% to 42% on these sales. During 2003 and 2002, software license fee revenue contributed 1.7% and 3.7%, respectively, to our gross margins.

Research and Development.    Research and development expense was $29.1 million in 2003, or 33% of net revenue, compared to $23.1 million in 2002, or 104% of net revenue. This increase was primarily due to increased compensation related costs of $2.8 million and additional software development licenses of $470,000 resulting from a 37% increase in research and development headcount in 2003. Additionally, the costs of our mask sets and reticles, and licensing costs for intellectual property increased $944,000 in 2003 over 2002, primarily resulting from the development efforts related to nine new chips in 2003 as compared to seven in 2002.

Sales and Marketing.    Sales and marketing expense increased to $11.5 million, or 13% of net revenue, in 2003 from $7.4 million, or 33% of net revenue, in 2002. This increase was primarily due to an increase in compensation costs and travel expenses of $1.9 million related to a 107% increase in sales headcount and higher commissions to independent sales representatives of $1.2 million associated with a 294% increase in revenue during 2003 over 2002.

General and Administrative.    General and administrative expense increased to $5.8 million, or 7% of net revenue, in 2003, from $4.0 million, or 18% of revenue, in 2002. This increase was primarily due to incremental compensation related costs of $1.1 million resulting from a 70% headcount increase. Additionally, we increased the allowance for doubtful accounts by $422,000 from 2002 to 2003 resulting primarily from the 455% increase in accounts receivable balances during this period.

Stock-Based Compensation.    Stock-based compensation was $3.4 million and $488,000 in 2003 and 2002, respectively. The increase in stock-based compensation resulted primarily from an increase in headcount and the related stock option grants to these new employees. Options granted in 2003 were considered compensatory because the fair market value of our stock determined for financial reporting purposes was greater than the fair value determined by the board of directors on the date of the grant or issuance.

Interest Income (Expense), Net.    Interest expense, net was $83,000 in 2003 compared to interest income, net, of $614,000 in 2002. During 2003, we experienced decreased interest income resulting from lower balances of cash, cash equivalents and marketable securities, as well as the interest expense related to our revolving credit facility.

Years Ended December 31, 2002 and 2001

Net Revenue.    Net revenue for 2002 was $22.2 million compared to $1.8 million for 2001. This increase was primarily due to the commencement of volume shipments of our first generation 802.11a product in the third quarter of 2001. During 2001 and 2002, we experienced an increase in revenue as a result of a greater number of design wins. In September 2002, we began volume shipments of our second generation of products including our first multi-mode product. During 2001, we shipped approximately 0.1 million chipsets as compared to approximately 0.7 million in 2002. Average selling prices declined approximately 11% from 2001 to 2002.

Gross Profit.    Gross profit for 2002 was $12.0 million compared to $934,000 for 2001. Gross profit as a percentage of revenue increased to 54% for 2002 compared to 51% for 2001. This increase was primarily due to the establishment of software license and maintenance fees in 2002 which provided relatively high gross margins.

Research and Development.    Research and development expense was $23.1 million in each of 2002 and 2001. Our personnel and related expenses remained relatively constant from 2001 to 2002. During 2001, we expanded our research and development team by 74% and therefore incurred $317,000 more recruiting expenses in 2001 than in 2002, when we increased headcount by 11%. Additionally, in 2001, we incurred $676,000 more consulting, outside service and lab and test expenses than in 2002. In 2002, software and licensing expenses increased $864,000 as a result of leasing additional software development tools and licensing costs related to the use of intellectual property for the development of our next generation of chipsets.

Sales and Marketing.    Sales and marketing expense was $7.4 million, in 2002 compared to $6.1 million in 2001. The increase of $1.3 million was primarily due to increased sales commission of $408,000 paid to our sales personnel and independent sales representatives for 2002 over 2001, resulting from increased revenue in 2002 over 2001. Additionally, we opened a sales office in Taiwan during 2002 which resulted in increased costs of $610,000, primarily related to compensation costs for the sales personnel staffing the office.

General and Administrative.    General and administrative expense was $4.0 million in 2002, compared to $3.4 million in 2001. The increase of $600,000 was primarily due to increases in professional fees of $377,000 related to the costs of preparing and filing our patent applications.

Stock-Based Compensation.    Stock-based compensation was $488,000 and $597,000 in 2002 and 2001, respectively.

Interest Income (Expense), Net.    Interest income, net, was $614,000 in 2002, compared to $1.6 million in 2001. The decrease of $1.0 million was primarily due to decreases in interest income related to lower balances of cash and cash equivalents and marketable securities and a general decline in interest rates in 2002 compared to 2001.

Quarterly Results of Operations

The following table sets forth our consolidated statement of operations data for the eight quarters ended December 31, 2003. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus. We believe that our quarterly revenue, particularly the mix of revenue components, and operating results are likely to vary in the future. The operating results for any quarter are not necessarily indicative of the operating results for any future period or for a full year.

	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(in thousands)
Net revenue	$4,546	$6,428	$5,551	$5,675	$9,406	$15,125	$25,168	$37,658
Cost of goods sold	1,492	2,304	3,135	3,239	5,479	8,739	14,966	21,321

Gross profit	3,054	4,124	2,416	2,436	3,927	6,386	10,202	16,337
Operating expenses:
Research and development	5,624	5,954	5,924	5,613	6,272	6,671	7,482	8,687
Sales and marketing	1,763	2,054	1,669	1,895	2,094	2,566	3,134	3,721
General and administrative	836	1,148	925	1,044	934	1,217	1,526	2,148
Stock-based compensation	195	135	101	57	62	820	608	1,868

Total operating expenses	8,418	9,291	8,619	8,609	9,362	11,274	12,750	16,424

Loss from operations	(5,364)	(5,167)	(6,203)	(6,173)	(5,435)	(4,888)	(2,548)	(87)
Interest income (expense), net	235	170	137	72	28	(15)	(52)	(44)
Income taxes	—	—	(14)	(52)	—	—	(33)	(92)

Net loss	$(5,129)	$(4,997)	$(6,080)	$(6,153)	$(5,407)	$(4,903)	$(2,633)	$(223)

Net loss per share — basic and diluted	$(0.53)	$(0.48)	$(0.56)	$(0.55)	$(0.46)	$(0.41)	$(0.21)	$(0.02)

Shares used in computing basic and diluted net loss per share	9,653	10,357	10,797	11,245	11,634	12,037	12,604	13,062

The following table sets forth our historical results, for the periods indicated, as a percentage of net revenue.
	Quarter Ended
	Mar. 31, 2002	June 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	June 30, 2003	Sept. 30, 2003	Dec. 31, 2003
	(in thousands)
Net revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of goods sold	33	36	56	57	58	58	59	57

Gross profit	67	64	44	43	42	42	41	43
Operating expenses:
Research and development	124	93	107	99	67	44	30	23
Sales and marketing	39	32	30	33	22	17	12	10
General and administrative	18	18	17	18	10	8	6	6
Stock-based compensation	4	2	2	1	1	5	2	5

Total operating expenses	185	145	155	152	100	74	51	44

Loss from operations	(118)	(80)	(112)	(109)	(58)	(32)	(10)	—
Interest income, net	5	2	2	1	—	—	—	—
Income taxes	—	—	—	—	—	—	—	—

Net loss	(113)%	(78)%	(110)%	(108)%	(57)%	(32)%	(10)%	(1)%

Net Revenue.    During 2002, we addressed the lower volume market for 802.11a chipsets. Beginning in the third quarter of 2002, we introduced our second generation of products, including our multi-mode, multi-band products. Net revenue has increased sequentially from the third quarter of 2002 through the fourth quarter of 2003 due to the increased acceptance of our second and third generation of wireless chipset products, an increase in the number of PC OEM and networking equipment manufacturer design wins and the broadening of our product line to provide integrated 802.11b, 802.11g and 802.11a products.

Cost of Goods Sold.    Cost of goods sold increased steadily from the first quarter of 2002 through the fourth quarter of 2003. Prior to the third quarter of 2002, we were addressing a lower volume, higher gross margin market which enabled us to obtain higher gross margins. Gross margin has remained relatively stable from the third quarter of 2002 through the fourth quarter of 2003 during a time in which the quarterly volume of chipsets shipped increased from approximately 0.1 million in the first quarter of 2002 to approximately 2.5 million in the fourth quarter of 2003, average selling prices decreased approximately 55% and we expanded the markets that we served.

Operating Expenses.    Our operating expenses increased sequentially from the fourth quarter of 2002 through the fourth quarter of 2003 as our chipsets began shipping in greater volume and we hired additional personnel to support our business. Operating expense as a percentage of net revenue decreased from 185% in the first quarter of 2002 to 44% in the fourth quarter of 2003 as quarterly net revenue increased.

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our common stock could decline if our revenue and results of operations are below the expectations of analysts and investors. Factors that may cause our revenue and operating results to fluctuate include those discussed in the Risk Factors section of this prospectus.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through private placements of our convertible preferred stock. We have received a total of approximately $98.3 million from these private placements and an additional $3.6 million from the exercise of options to purchase shares of our common stock. We have financed operations from borrowings under our bank credit facility, our equipment loans and capital leases. Our principal sources of liquidity as of December 31, 2003, consisted of cash and cash equivalents and marketable securities of $29.0 million and our revolving credit facility which had $6.0 million available to borrow under the revolving credit facility and no further funds available for borrowing under the equipment loan.

Operating Activities.    Our operating activities used cash in the amount of $2.3 million, $20.9 million and $29.2 million in 2003, 2002 and 2001, respectively. The improvement in our cash flow from operating activities resulted primarily from decreasing net losses. Our inventories increased $6.5 million, $3.0 million and $1.4 million in 2003, 2002 and 2001, respectively in order to meet the increased customer demand for our products. Our accounts receivable increased $8.1 million, $452,000 and $1.2 million in 2003, 2002 and 2001, respectively, related to increased revenue and the timing of customer payments. Our accounts payable increased $13.0 million, $1.4 million and $537,000 for 2003, 2002 and 2001, respectively. Accounts payable increases related primarily to the increases in inventories during 2003, 2002 and 2001. Our other accrued liabilities increased $7.2 million, $692,000 and $1.9 million in 2003, 2002 and 2001, respectively. These increases were primarily due to growth in accrued compensation and benefits associated with increases in our headcount each year. The increases in 2003 were also due to a $2.9 million growth in accrued marketing development funds associated with increases in revenues during the year.

Investing Activities.    Our investing activities provided cash of $6.7 million and $20.6 million in 2003 and 2002, respectively, and used cash of $40.3 million in 2001. Our investing activities primarily resulted from purchase or maturities of marketable securities and purchases of property and equipment.

Financing Activities.    Our financing activities provided cash of $6.1 million in 2003, used $336,000 in 2002, and provided $68.2 million in 2001. Financing activities primarily represented proceeds from the issuance of our convertible preferred stock, proceeds from borrowings against the revolving line of credit, borrowings and repayments against the equipment loans and capital leases, and proceeds from the exercise of options to purchase our common stock.

Our revolving credit facility with Silicon Valley Bank provides financing up to $10.0 million for working capital requirements and $2.0 million for equipment purchases. As of December 31, 2003, $4.0 million was outstanding under the revolving credit facility for working capital and $1.8 million was outstanding for equipment. The loan bears interest at the bank’s prime rate plus 1.0%. The loan is collateralized by all of our tangible assets. The loan agreement contains financial and nonfinancial covenants with which we must comply. Through December 31, 2003, we were in compliance with all required covenants. We expect to use $4.0 million of the net proceeds of this offering to repay outstanding debt under our credit facility, increasing the available capacity under our revolving credit facility to $10.0 million.

During 2001, we entered into a loan agreement to borrow up to $3.0 million to finance certain equipment purchases. In 2002 and 2001, we borrowed a total of $1.9 million to finance equipment purchases. The loans bear interest at rates ranging from 7.5% to 9.4%. The remaining balance of the agreement is no longer available to us. The equipment collateralizes the loan balance due. The loan agreement contains certain nonfinancial covenants with which we were in compliance as of December 31, 2003. In addition, we must maintain a restricted cash balance of $500,000 which is included in other assets as of December 31, 2003 and 2002, respectively. Principal and interest payments are due in monthly installments through July 2005.

Capital expenditures were $1.5 million, $711,000 and $2.1 million in 2003, 2002 and 2001, respectively. These expenditures primarily consisted of computer and test equipment and software purchases. We anticipate that further capital expenditures will be required to support future growth. We believe that research and development resources are required to expand our core technologies and product offerings. Our research and development expenses were $29.1 million, $23.1 million and $23.1 million in 2003, 2002 and 2001, respectively. These expenditures resulted in enhancement of our product offerings, technological know-how and inventions that have yielded numerous issued and pending U.S. patents. We expect to continue to incur significant research and development expenses and intend to fund these expenses with operating cash flow, cash and equivalents and the revolving credit facility.

We expect to experience a significant increase in our operating expenses in absolute dollars, particularly in research and development and sales and marketing expenses, for the foreseeable future in order to execute our business strategy. As a result, we anticipate that operating expenses, as well as planned capital expenditures, will constitute a material use of our cash resources.

We believe that our existing cash and cash equivalents and existing amounts available under our revolving credit facility, together with the net proceeds from this offering will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access adequate manufacturing capacity and the continuing market acceptance of our products. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

As of December 31, 2003, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of the Securities and Exchange Commission’s Regulation S-K. The following summarizes our contractual obligations at December 31, 2003 and the effect of those obligations are expected to have on our liquidity and cash flow in future periods (in millions):

Contractual Obligations	Payments due by period
	Total	Less than 1 year	1-3 years	After 3 years
Short-term borrowings	$4.0	$4.0	$—	$—
Long-term debt	2.4	1.0	1.2	0.2
Capital lease obligations	0.4	0.4	—	—
Operating leases	3.4	2.1	1.2	0.1
Purchase obligations	7.0	2.8	4.2	—

Total	$17.2	$10.3	$6.6	$0.3

Recent Accounting Pronouncements

In July 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on our consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on our consolidated financial statements.

In December 2002, the Emerging Issues Task Force, or EITF, reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. EITF 00-21 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. EITF 00-21 does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on our consolidated financial statements.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. We have not invested in any entities that management believes are variable interest entities, and do not expect the adoption of FIN 46 to have a material effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a material effect on our consolidated financial statements.

In December 2003, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 104, or SAB 104, Revenue Recognition. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize the income without significantly increasing the risk. Some of the securities we invest in are subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk, we maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of December 31, 2003, our investments were in commercial paper, corporate notes and bonds, market auction preferred stock and U.S. government securities.

Our exposure to market risk also relates to the increase or decrease in the amount of interest we must pay on our outstanding debt instruments, primarily certain borrowings under the revolving credit facility and the bank equipment loan. Our revolving credit facility provides financing up to $10.0 million for working capital requirements and $2.0 million for equipment purchases. As of December 31, 2003, $4.0 million was outstanding under the revolving credit facility and $1.8 million was outstanding under the equipment loan. The loan bears interest at the bank’s prime rate plus 1.0%. We do not believe that a 10% change in the prime rate would have significant impact on our interest expense.

To date, our international customer agreements have been denominated solely in U.S. dollars, and accordingly, we have not been exposed to foreign currency exchange rate fluctuations related to customer agreements, and do not currently engage in foreign currency hedging transactions. However, the functional currency of our operations in Japan, Taiwan and India is the U.S. dollar and as the local accounts are maintained in Japan, Taiwan and India, respectively, we are subject to foreign currency exchange rate fluctuations associated with remeasurement to U.S. dollars. A hypothetical change of 10% in the foreign currency exchange rates would not have a material impact on our consolidated financial position or results of operations.

BUSINESS

Overview

We are a leading developer of semiconductor system solutions for wireless communications products. We combine our wireless systems expertise with high-performance radio frequency, or RF, mixed signal and digital semiconductor design skills to provide highly integrated chipsets that are manufacturable on low-cost, standard complementary metal-oxide semiconductor, or CMOS, processes. We believe we are a technology leader in the wireless local area networking, or WLAN, market as measured by standards integration, network throughput, power consumption, range, hardware and software features of our products. We deliver proprietary feature set extensions beyond standard requirements, offering significant performance benefits to the user.

We provide a comprehensive portfolio of products ranging from entry-level wireless networking products for the home and small office markets to sophisticated wireless infrastructure systems-on-chip with advanced network management capabilities for the enterprise market. Our wireless systems solutions are used in a variety of applications in the personal computer, enterprise access, small office and branch office networking, home networking, hotspot and consumer electronics markets. We have a broad base of leading personal computer original equipment manufacturer, or PC OEM, customers, including Hewlett-Packard, IBM, NEC, Sony and Toshiba, and networking equipment manufacturers, including D-Link, IO Data, Linksys, Microsoft, NETGEAR, Philips and Proxim.

Industry Background

The Wireless Communications Market

Wireless communications offer many inherent benefits over wired communications, including mobility, flexibility and cost of installation and upgrade. When cost-effective wireless solutions have emerged to address communications applications, they have often seen rapid adoption. The benefits of wireless technology have been validated by the growth of numerous wireless technology markets, including:

•	cellular and cordless;

•	wireless local area data networking;

•	wireless wide area data networking; and

•	other markets, such as broadcast, satellite communications and wireless personal area communications networks.

Cellular services have achieved widespread market adoption driven by the demand for voice service to be available everywhere at all times. According to IDC, an industry research firm, there are currently 1.3 billion wireless cellular voice services subscribers worldwide.

In the last decade, email and other Internet communication media have become critical modes of communication. The demand for mobile and portable access to email and the Internet has led to rapid customer adoption of wireless local area data networking. Moreover, the demand for email and Internet access to be available everywhere at all times is driving the emergence of wireless wide area data networking services. The demand for these services is currently being met by a range of different technologies, such as data services on public cellular networks, dedicated wireless data services made popular by mobile email devices, such as the Blackberry, and the continuing deployment of wireless local area networking technologies. In addition, new technologies are being standardized to enhance wireless personal area, local area and wide area data access and further integrate these services.

These multiple services for wide area, email and Internet access are being delivered over separate networks that use different technologies, stimulating demand for access devices that support multiple services. The wireless technology capabilities of access devices is primarily provided by a semiconductor chipset. It is less cost-effective to bundle multiple semiconductor chipsets to support each service; instead, a higher degree of semiconductor integration is necessary. This semiconductor integration requires significant innovative intellectual property relative to existing solutions.

Growth of Wireless Data Networking

The demand for wireless data access and portability of wireless access devices, such as notebook computers, as well as the relative difficulty and cost of installing and maintaining wired networks compared to wireless networks, has led to the rapid growth of the WLAN systems market. According to IDC, this market is expected to continue to experience rapid growth with the total WLAN systems market growing from $2.2 billion in 2002 to $3.1 billion in 2005. This growth has been driven by the emergence of several wireless data networking market segments, including:

•	Personal Computers. Consumers increasingly desire computers that include wireless connectivity capability. PC OEMs have moved rapidly to embed wireless capability in notebook and other computing platforms. Several leading PC OEMs have already embedded wireless data networking capability in most of their notebook computer products.

•	Enterprise Access. The increased mobility of the workforce and the prevalence of the Internet and email as business tools have increased the demand for wireless data networking in the enterprise market. The use of wireless data networking as an access technology for the enterprise substantially reduces technology deployment costs and increases worker productivity.

•	Small Office and Branch Office Networking. The cost of deploying wireless networks has declined significantly in recent years, while the cost of deploying network cabling in the office environment has not significantly decreased. As a result, it is frequently more cost-effective to network entire small offices using wireless technology.

•	Home Networking. The increased use of broadband Internet connections, notebook computers and multiple computers per household, and the cost and difficulty of deploying a wired home network, have led to the rapid adoption of wireless data networking in the home.

•	Hotspots. Consumer adoption of wireless technology and the increasing prevalence of wireless data networking capability in notebooks has led service providers to invest in public wireless access points or basestations located in high traffic areas, such as cafes, airports and university campuses, commonly referred to as hotspots. According to IDC, it is estimated that by the end of 2003, there will be 11,000 hotspots in the United States and 49,700 worldwide.

•	Mobile Computing Devices. Mobile computing devices, including personal digital assistants and cellular phones, are beginning to incorporate wireless data networking functionality.

In addition, wireless data networking technology is beginning to experience similar growth in new markets such as:

•	Consumer Electronics. Demand is emerging for the ability to connect consumer electronics devices in the home and to provide an easy way to connect non-networked devices to share content. To address these demands without cabling, OEMs are beginning to ship consumer electronics devices, such as flat panel televisions and media players with wireless capability.

•	Wireless Voice over Internet Protocol. Voice over Internet Protocol, or VoIP, uses data networking infrastructure to deliver voice services at a lower price than traditional wireline voice services, which use less efficient, circuit-switched infrastructures. Wireless VoIP uses corporate, retail and home wireless data networks and unlicensed spectrum to provide access to voice communication services.

•	Telematics and Public Safety. Recent standardization activities and regulatory changes are leading to the establishment of radios for vehicular activities such as toll collection, navigation aids, hazard avoidance and entertainment. These automotive communication applications are collectively referred to as telematics. Similar activities are underway to align public safety communications for police, fire and others using wireless data networking technologies.

Wireless Local Area Networking Standards

Adoption of wireless data networking has been enabled by the introduction of a family of industry standards for WLAN technology by the Institute of Electrical and Electronics Engineers, or IEEE. The 802.11 WLAN standard was introduced in 1997, followed by the 802.11b standard in 1999. The use of unlicensed radio spectrum at 2.4 GHz has enhanced the potential for WLAN growth in a way that was not previously possible because of the restrictions of licensed spectrum. In addition, significant product cost reductions and ease of installation have supported the proliferation of wireless networking into the home, small business and enterprise markets.

The addition of new IEEE standards and the commercialization of compliant products since 1999 has substantially increased capacity and data rates. The introduction of the IEEE’s 802.11g standard has allowed the existing spectrum at 2.4 GHz to be operated much more efficiently with a substantial increase in standards-compliant data rates from the initial 1-2 Mbps up to 54 Mbps, and to over 100 Mbps in some proprietary implementations. The introduction of the IEEE’s 802.11a standard has enabled the use of new unlicensed radio spectrum at 5 GHz and substantially increased the available channel capacity. Increasing channel capacity supports the continued growth of the market while substantially diminishing or avoiding network congestion due to the overuse of the available unlicensed 2.4 GHz band.

The following standards, frequencies and non-overlapping channels are currently available:

Standards	Frequency	Channels	Maximum Standards- Compliant Data Rate
802.11b	2.4 GHz	3*	11 Mbps
802.11g	2.4 GHz	3*	54 Mbps
802.11a	5 GHz	24	54 Mbps

*	802.11b and 802.11g use the same 20 MHz channels.

The wireless networking market is rapidly transitioning from products that operate using a single standard to products that support all of the standards using the 2.4 GHz and 5 GHz bands in a variety of combinations. The increased network capacity of these integrated solutions, as well as the congestion of the spectrum used by single-band 2.4 GHz solutions, has led to the migration to the next generation of standards. The IEEE 802.11 standards body is working on many new variants of the standard to address technical challenges and to support continued growth of this market.

Semiconductors in Wireless Networking Products

The wireless capabilities of WLAN products and other wireless networking products are provided primarily by a semiconductor chipset. A wireless semiconductor chipset usually contains a radio transmitter and receiver, a processor and mixed signal circuitry integrated with a digital media access controller, or MAC, and baseband. The MAC supports the protocol for network communications. Traditionally, a separate chipset has supported a single service, such as email or Internet access, delivered over a separate network to a separate device. As demand has grown for access devices that support multiple services, semiconductor chipset providers have begun to seek a higher level of integration on chipsets, as bundling multiple chipsets to support each service is less cost-effective.

The WLAN semiconductor market is large and projected by IDC to grow from $599 million in 2002 to $1.1 billion in 2007. Moreover, the market for integrated products that support all of the 802.11 standards is projected by IDC to become the largest segment of the WLAN semiconductor market, growing from $72 million, or 11% of the market in 2003, to $847 million, or 77% of the market in 2007.

Wireless Semiconductor Challenges

Technology innovation and performance improvement in WLAN products has been more rapid than in most other wireless segments. In the last five years, data rates for WLAN have increased approximately 100 times while system cost has been reduced significantly. Sustaining this rate of advancement presents significant challenges to wireless semiconductor vendors. The technology challenges faced in implementing and advancing WLAN technology are similar to challenges faced in advancing other wireless markets. Long-term success in addressing these technical challenges will require semiconductor providers to effectively integrate several distinct core competencies, including:

•	Wireless Systems Expertise. Wireless systems present unique challenges to ensure connectivity over the air, an unpredictable medium for communications systems, especially when the users are mobile. These system-level challenges influence overall semiconductor design in a way not usually addressed by semiconductor component manufacturers.

•	High-Performance RF Circuit Implementation Using Standard CMOS Process. The CMOS manufacturing process comprises the vast majority of semiconductor manufacturing capacity worldwide. As a result, designing for CMOS offers a cost advantage. However, developing high-performance RF circuits in standard CMOS is complex and presents a number of challenges to commercial semiconductor development. CMOS has been developed mostly for digital circuits, not RF circuits. RF circuits are more sensitive to signal degradation and are therefore typically not implemented in standard CMOS, but instead are implemented in other higher-cost, specialized processes.

•	Design Methodology Challenges. While complete suites of integrated tools exist for digital integrated circuit, or IC, design, there is no satisfactory equivalent for high-performance RF design. Current RF design tools need extensive proprietary add-ons and custom integration to create effective design environments that yield complex, high-performance RF designs in standard CMOS quickly and efficiently. This design process is unpredictable and has traditionally required a tradeoff between meeting target performance or achieving time-to-market schedule. However, the complexity and lifecycle of most products today dictate that both of these requirements be satisfied at the same time.

•	Functional Integration Challenges. There are currently no standardized architectures for integrated, wireless systems. To reduce costs and increase volume, the market has required the development of new architectures and new technological approaches, which traditionally only highly experienced engineers have been capable of designing. The need for continued functional integration and the frequent creation of new standards require that new wireless products support multiple wireless services. However, the price sensitivity of products in high-volume markets favors an integrated chipset solution rather than the use of multiple separate semiconductor components. Semiconductor functional integration is complex and requires the development of innovative semiconductor architectures.

•	Ability to Deliver Complete Solutions Quickly to Address Frequently Emerging Standards. Vendors of wireless communications products expect their suppliers to provide complete systems solution reference designs comprised of hardware, software, protocols, drivers and integration, and require system testing and regulatory approvals. Developing complete systems solutions is complex and costly, and providers must innovate quickly to address frequently evolving standards and changing market requirements.

Atheros Solution and Competitive Strengths

We design, develop, sell and support wireless networking systems solutions that include semiconductors, software and system-level reference designs. We design our high-performance RF, mixed signal and digital chipsets for low-cost, standard CMOS manufacturing processes. We believe we are a technology leader in the wireless networking market as measured by standards integration, network throughput, power consumption, range, hardware and software features of our products.

We also deliver proprietary feature set extensions beyond standard requirements, offering significant performance benefits to the user. We provide a comprehensive portfolio of products ranging from entry-level wireless networking products for the home and small office markets to sophisticated wireless infrastructure systems-on-chip with advanced network management capabilities for the enterprise market. Our wireless systems solutions are used in a variety of applications in the personal computer, enterprise access, small office and branch office networking, home networking, hotspot and consumer electronics markets.

Our competitive strengths include:

•	Wireless Systems Engineering. Our expertise in wireless systems engineering has enabled us to readily incorporate new wireless technologies into our products. We provide proprietary, value-added functionality that supports leading network speeds and range capabilities as well as the ability to work with other standards-based solutions. In addition, our systems expertise allows us to provide our customers with complete systems solutions, easing their product development and time-to-market.

•	High-Performance RF in Standard CMOS Core Competency. We implement high-performance RF solutions in standard CMOS that provide a high level of WLAN performance in terms of network throughput, range and power consumption. Some of our products integrate multiple radios in a single chip, reducing size, decreasing cost and offering new opportunities for us to include wireless capability into our products. We believe that our RF in standard CMOS design experience positions us to introduce products that address additional high-volume wireless markets.

•	Advanced Wireless Communications Protocol Expertise. We have expertise in wireless communications protocols and their implementation in hardware and software. We believe we were the first to deliver a commercial integrated chipset for an 802.11a-compliant product based on orthogonal frequency division multiplexing, or OFDM. We believe that OFDM technology will be at the core of many important future wireless protocols because of its superior spectral efficiency and its resulting ability to scale to greater network speeds and capacities.

•	Scaleable and Repeatable Design Environments. We have developed proprietary design methodologies that allow us to leverage our design expertise to deliver highly integrated, high-performance RF semiconductors using standard CMOS. As a result, we are able to reduce costs of development while maximizing circuit performance. In addition, we are able to reduce the number of design cycles and design cycle times, which benefits our customers by providing feature integration, cost reduction and time-to-market advantage.

•	Established Customer Relationships and Channel Penetration. Our record of innovation has provided us with strong customer relationships among major enterprise and networking equipment manufacturers who have differentiated their products based on our proprietary features and superior product performance. Our PC OEM customers include Hewlett Packard, IBM, NEC Electronics, Sony and Toshiba, and our retail and enterprise OEM customers include D-Link, IO Data, The Linksys Group, Microsoft, NETGEAR, Philips and Proxim. Some of our customers use the Atheros brand to differentiate their products and highlight their use of our proprietary features.

Our Strategy

Our objective is to be the leading provider of innovative wireless technologies through a combination of efficient design capabilities, cost-effective manufacturing and execution strength. The principal elements of our strategy are to:

•	Target Multiple, High-Growth Markets by Leveraging our Core Technology. The technology challenges faced in implementing and advancing WLAN technology are very similar to the challenges faced in other wireless markets. We intend to use our competency in implementing high-performance RF designs in standard CMOS, coupled with our wireless systems expertise, to develop more highly integrated and cost-effective systems to address additional end markets.

•	Extend WLAN Market Position. We intend to expand our market position in WLAN by leading in time to market with new standards-based functionality and providing advanced proprietary features. We intend to use our technology to provide further significant improvements in the range, speed, power and security of users’ wireless connections. We are developing new technologies to address the requirements of new market segments, for example, to enable quality of service and reduce signal interference.

•	Promote Brand Value. We intend to increase end-user awareness of the benefits of our proprietary features by developing and promoting the Atheros brand to enable end-users to identify products that provide superior performance based on our technology. We have branded some of our proprietary features, and some brands have achieved wide recognition in the market, including Super G, Super A/G and eXtended Range. Several OEMs currently mark their products with the Atheros brand to differentiate their products based on our advanced feature set. By continuing to drive industry standards and introducing innovative proprietary functionality, we intend to further advance wireless networking technology.

•	Drive Component Integration for Cost Efficiency Advantage. We intend to continue integrating hardware and software functionality to improve cost-effectiveness and our time to market. With each generation of our chipsets, we have improved integration of external semiconductors and components, and provided system software functionality beyond the basic wireless capabilities. We have integrated features that benefit multiple markets, ranging from indoor video distribution to outdoor broadband wireless. By integrating external components and, in some cases, multiple radios, into a single product and by integrating additional functionality, we seek to provide superior performance at a lower price.

•	Leverage Integrated Solution Expertise. The demand for wireless access devices that can operate using multiple wireless services necessitates semiconductor solutions that combine multiple wireless technologies. We offer integrated solutions that combine 802.11b, 802.11g and 802.11a WLAN capabilities. We intend to offer additional WLAN functionality in highly integrated, system-on-a-chip solutions and to integrate that WLAN functionality with other wireless technologies to support other wireless services.

•	Leverage Our Customer Base. We target customers who are leaders in their respective markets. We intend to focus on sales to market leaders in our current and target markets by leveraging our reputation for technology innovation and our leading product performance.

Our Products and Technology

We are shipping production volumes of our fourth generation of semiconductors, hardware designs and software for wireless applications. We offer customers guidelines known as reference designs that they can use to design systems, including devices and access points. These solutions provide features from basic connectivity in standards-compliant wireless local area networks, including substantial throughput enhancement and range enhancement, supporting video, voice and outdoor broadband access. Our products support several encryption and authentication security standards, network management protocols, operating systems, and interfaces to non-computing environments, such as consumer electronics.

We currently provide three types of semiconductors:

•	Radio-on-a-chip, or RoC, is a radio transmitter and receiver for either or both of the frequency bands in which our products operate and is primarily an analog RF circuit.

•	Baseband + MAC is a single chip implementation of mixed signal circuitry containing low frequency analog circuits and data converters integrated with a digital MAC and baseband. The MAC contains a silicon implementation to support the protocol for network communications.

•	Wireless system-on-a-chip, or WiSoC, incorporates a MAC + baseband integrated with a processor, which is otherwise typically a separate component. The processor is a digital device and is integrated to reduce the cost of the solution in an access point product where there is no client host central processing unit, or CPU that provides additional computing resources.

The following table shows different functional chips that we sell by generation. Our customers can use a variety of combinations of chips to create differentiated client and access products to meet the needs of the specific market segment that they address. Our products generally include at least one radio and one MAC + baseband device.

•	Client devices typically include a single RoC or multiple RoCs combined with a single MAC + baseband.

•	Access point products usually include single or multiple RoCs and a WiSoC, which implements the MAC + baseband section with an integrated microprocessor to control the access point operation.

Our products not only meet the appropriate IEEE 802.11 WLAN standards they are designed for, but also offer enhanced capabilities that benefit the users with enhanced performance and functionality. Some of the key proprietary features are:

•	Super G and Super A/G are performance enhancing extensions that allow our products with 802.11g and 802.11a WLAN capabilities to operate at data rates of up to 108 Mbps, twice the industry standard maximum data rate of 54 Mbps, while maintaining the ability to work at industry standard data rates. We achieve this by adapting the operating protocols to maximize throughput based on several advanced signaling technologies.

•	eXtended Range, or XR, is a range enhancing extension that can more than double the distance at which an Atheros client device can maintain a connection with an Atheros access point minimizing dead spots and providing better coverage in large homes from a single access point. We achieve this by adapting the OFDM algorithms in the baseband to increase the sensitivity of the receiver when the signal level is too low for standard operation.

•	Low Power enables our products to use significantly less power in the transmit, receive and sleep operating modes, which offers the benefit of longer battery life for the access device. This is achieved by monitoring functions and using custom timing circuits to keep non-active circuitry in sleep mode when possible.

We are actively developing new proprietary extensions to further benefit users as the standards continue to evolve.

We believe that in the future, wireless LANs will improve by transitioning from multi-chip systems to more highly integrated systems providing radio, baseband and MAC functionality on a single silicon chip. We are working with our customers and vendors to sample more highly integrated solutions that are not currently commercially available, and plan to release in volume a family of single chip wireless LAN solutions.

First Generation*	Second Generation	Third Generation	Fourth Generation
Radio-on-a-Chip (RoC)			
• Frequency range: 5.15-5.35 GHz	• Frequency range: 5.15-5.85 GHz	• Frequency range: 2.3-2.5 GHz & 4.9-5.85 GHz	
	• Frequency range: 2.4-2.5 GHz	• Frequency range: 2.3-2.5 GHz	
MAC + Baseband			
• 802.11a • Embedded encryption and authentication security	• 802.11a/b • Embedded encryption and authentication security	• 802.11a/b/g • Embedded encryption and authentication security • Super A/G proprietary throughput enhancement	• 802.11a/b/g • Embedded encryption and authentication security • Super A/G proprietary throughput enhancement • eXtended range proprietary range enhancement • Low power consumption
Wireless System-on-a-Chip (WiSoC)			
	• 802.11a • 120 MHz processor • One 802.11 MAC + baseband	• 220 MHz processor • Two 802.11 MAC + baseband • 802.11a + 802.11a/b/g • Super A/G proprietary throughput enhancement • eXtended range proprietary range enhancement	
		• 180 MHz processor • One 802.11 MAC+ baseband • 802.11a/b/g • Super A/G proprietary throughput enhancement • eXtended range proprietary range enhancement	• 180 MHz processor • One 802.11 MAC + baseband • 802.11a/b/g • Super A/G proprietary throughput enhancement • eXtended range proprietary range enhancement • Embedded encryption and authentication security

* First generation products to cease manufacture in 2004.

To enable our customers to easily incorporate our wireless systems solutions into their products, we support a network of authorized design centers and contract engineering firms based in the United States, Europe and Japan that we have trained in the use of our tools and technologies. These design centers have enabled our customers to introduce a number of products based upon our wireless system solutions, extending our market reach.

Customers

We sell our products directly to original equipment manufacturers, or OEMs, who include our chipsets in their products, and to original design manufacturers, or ODMs, who in turn include our chipsets in products they supply to OEMs. For direct sales to OEMs, we incorporate our wireless system solutions directly into OEMs’ products, and the OEM is the licensee and the end-user of the technology. However, we primarily sell directly to ODMs, as many OEMs choose to specify an ODM to integrate our technology in a module, such as a peripheral component interconnect, or PCI, card, which is then delivered to the OEM customer. For OEMs who use an ODM as an intermediary, our shipments and revenue are directly with the ODM. However, we maintain close relationships with the target OEM and the initial technology design win is generally awarded by the OEM. We also have ongoing contact with the OEM for forecasting and technology update purposes. Currently, our target markets include the personal computer, enterprise access, small office and branch networking, home networking, hotspot, mobile computing devices and consumer electronics markets.

In 2003, Global Sun Technology and Ambit Microsystems accounted for 28% and 20% of our net revenue, respectively. In 2002, D-Link and The Linksys Group accounted for 15% and 12% of our net revenue, respectively. In 2001, Xircom, Accton Technology, Inovar and Sony accounted for 24%, 21%, 11% and 11% of our net revenue, respectively.

Substantially all of our sales are to customers outside the United States and Canada. Sales to customers in Asia accounted for 98% and 91% of net revenue in 2003 and 2002, respectively. For example, sales to customers in Taiwan accounted for 88% and 61% of our net revenue in 2003 and 2002, respectively.

While we primarily sell directly to ODMs, on the purchase order submitted by the ODM they generally identify for whom they are purchasing our product. We do not have the ability to directly confirm with the sell-through party that they received the final product from the ODM. Based on the sell-through information provided to us by the ODMs, the following customers have incorporated Atheros products through ODMs during the year ended December 31, 2003:

3Com Corporation

D-Link Corporation

Hewlett-Packard Company

IBM Singapore Pte Ltd.

IO Data

The Linksys Group, Inc.

Microsoft Corporation

NEC Electronics Corporation

NETGEAR, Inc.

Philips Components

Proxim, Inc.

SMC Networks, Inc.

Sony Corporation

Toshiba

Sales and Marketing

We have a direct sales staff in the United States and Asia who support our major OEM and ODM customers. We have strategically located this organization near our major customers with offices in California, Japan, Hong Kong (serving China) and Taiwan. Each salesperson has specific end-user market expertise.

We also have field application engineers, or FAEs, who provide technical support and assistance to existing and potential customers in designing, testing and qualifying systems that incorporate our products. Our FAE organization is segmented by end-user market as well as the core competencies in hardware, software and radio frequency necessary to support our customers.

To supplement our direct sales, we have independent sales representatives and distributors with locations throughout the world. We selected these independent representatives based on their ability to provide effective field sales, marketing communications and technical support for our products. Our customers place orders directly with us rather than with the representatives, and our representatives do not maintain product inventory.

Our third-party design centers provide expertise in RF design, board layout, operating system and driver development, industrial design and prototyping to customize our software or hardware for smaller customers’ requirements. These third-party design centers typically provide their services on a contract engineering basis and enable rapid time-to-market in areas of expertise.

In addition to providing chipsets, we also license software in source code form. Since the licensing of software in source code requires that we enter into a technology license directly with end customers, we maintain a direct relationship with the end customer whether they have purchased chipsets directly from us or through one of our ODMs or independent representatives. Contractual obligations of our licensees not to disclose or misuse our source code may not sufficiently protect us from misuse or disclosure of our intellectual property. The costs of enforcing contractual rights could substantially increase our operating costs and may not ultimately succeed in protecting our proprietary rights. If our competitors access our source code, they may gain further insight into our technology and duplicate or design around our products, which would harm our competitive position.

Our marketing group focuses on our product strategy, product development road maps, new product introduction process, demand assessment and competitive analysis. The group also ensures that product development activities, product launches, channel marketing program activities, and ongoing demand and supply planning occur in a well-managed, timely basis in coordination with our development, operations, and sales groups, as well as our ODMs, OEMs and representatives.

Our sales are made primarily pursuant to standard purchase orders. Because industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not a good indicator of our future sales.

Our net revenue consisted of sales to customers in the following countries for the periods indicated in the following table:

	Year Ended December 31,
	2001	2002	2003
Taiwan	24%	61%	88%
Japan	18	15	6
United States	49	8	1
Malaysia	7	13	—
Other	2	3	5

In 2001, a large portion of our sales was made directly to OEMs, a significant number of which were located in the United States. In 2002 and 2003, our distribution model changed as we sold increasingly to ODMs, located principally in Taiwan.

Regulatory Environment and Industry Standards

Our products and our customers’ products transmit and receive radio signals across unlicensed, regulated spectrum. To certify our products for use in a broad geographic market, we maintain communication with a variety of government and certification agencies in the United States and international markets, including, but not limited to, Japan, China, Taiwan, South Korea, France, Germany and the United Kingdom. As the wireless market is particularly influenced by regulations and policy on spectrum allocations and licensing provisions, this direct contact gives us insight into market requirements and appropriate product plans. We have developed and obtained necessary certifications for certain proprietary technologies and algorithms that enable our products to roam between and adapt to various standards and to international regulatory and operational requirements. These technologies are not necessarily exclusive to us, but have been refined by us and are a requirement for many multinational equipment manufacturers.

We intend to participate in, support our employees’ participation in, or monitor, as appropriate, the activities of various standards bodies, including the IEEE standards group, the European Telecommunications Standards, or ETSI, the International Telecommunications Union, or ITU, the WiFi Alliance, WiMax, a nonprofit group formed to create and promote the development of wireless broadband standard 802.16, Mobile Internet Technical Architecture, or MITA, and the World Radiocommunications Conference, or WRC.

The rights to use unlicensed spectrum are subject to changes made by the government entities that allocate and regulate radio spectrum. Changes in United States and international spectrum policy may limit or prevent our ability to sell products, require substantial engineering effort and expense to address and work around any such changes, and substantially and adversely affect future revenue. In addition, our products and our customers’ products could be denied the regulatory certifications required to sell these products.

Our products include encryption technologies that are regulated by the U.S. and foreign governments. We believe we are in compliance with all export and import laws and regulations related to our encryption technologies. However, these laws and regulations may change and limit our ability to continue to export and import our products internationally until we can adapt to these changes.

Intellectual Property

Our success will depend in part on our ability to protect our intellectual property. We rely on a portfolio of intellectual property rights, both foreign and domestic, including patents, trademark registrations, copyright rights, trade secrets, contractual provisions and licenses to protect our intellectual property. Many of our issued patents and pending patent applications relate to algorithms, IC designs, software and systems related to wireless communications and networking, with a focus on innovations we believe we have achieved in our implementations of industry standards-compliant wireless networking.

Patents

As of December 31, 2003, we held 17 U.S. issued patents and 94 pending U.S. patent applications. We continue to pursue actively the filing of additional patent applications in both the United States and foreign jurisdictions. Our domestic patents and applications have expiration dates from September 2019 through December 2023.

We may not receive competitive advantages from the rights granted under our patents and other intellectual property rights. Our continued success and future growth is based on execution capability, technical expertise, speed of implementation and process management abilities of our employees and our ability to defend our intellectual property. Our existing and future patents may be circumvented, blocked, licensed to others or challenged as to inventorship, ownership, scope, validity or enforceability. It is possible that literature we may be advised of by third parties in the future could negatively affect the scope or enforceability of either our present or future patents. Furthermore, our pending and future patent applications may not issue with the scope of claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around the patents owned or licensed by us. If our products, patents or patent applications are found to conflict with any patents held by third parties, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may not result in issued patents. In addition, in foreign countries, we may not receive effective patent and trademark protection. We cannot be sure that steps we take to protect our proprietary technologies will prevent misappropriation of our technologies.

Intellectual Property Litigation

The wireless networking industry is characterized by frequent litigation and other vigorous protection and pursuit of intellectual property rights or positions. There are also numerous patents in the wireless networking industry and new patents are being issued at a rapid rate. This often results in significant and often protracted and expensive litigation. Questions of infringement in the wireless networking market involve highly technical and subjective analyses. Litigation may be necessary in the future to enforce any patents we may be granted and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. We have received from time to time in the past written notices and offers from competitors or others claiming to have patent rights in certain technology and inviting us to license this technology and related patent rights for use in our products and methods. For example, during the last few years, we received several written notices or offers from our competitors and others claiming to have certain patents and technology that apply to the 802.11b, 802.11g and 802.11a wireless standards. These notices or offers have been made directly to us and through our U.S. and foreign customers. We have responded directly, or indirectly through our customers, to all of these notices, and continue to correspond regarding the offers with some of the parties that have sent the notices. None of these notices has resulted in litigation against us. We have received legal advice and opinions from our patent counsel regarding these matters. We believe that the rights offered are either already licensed to us or our products do not infringe any valid claim to the issued patents identified to date. We cannot assure you that any of these or other third-parties will not pursue litigation or assert their patent and other intellectual property rights against us in the future. We have certain indemnification obligations to customers with respect to infringement of third-party patents and intellectual property rights by our products. We cannot assure you that our potential obligations to indemnify such customers will not harm us, our business or our financial condition and results of operations. The results of any litigation are inherently uncertain. Any successful infringement claim or litigation against us could have a significant adverse impact on our business.

If it is necessary or desirable, we may seek licenses under third-party patents or other intellectual property rights. However, we cannot be sure that third parties will offer licenses to us or that we will find and secure acceptable terms for any offered licenses. If we fail to obtain a license from a third party for proprietary technologies that we use, we could incur substantial liabilities, or suspend sales or use of our products or our use of processes requiring the technologies. Whether or not any litigation is determined in our favor or settled, it could cause us to incur significant expenses, harm our sales of the challenged technologies or products and divert the attention and efforts of our technical and management personnel, whether or not a court decides the litigation in our favor. Adverse determinations in litigation could result in the loss or impairment of our proprietary rights, subject us to significant liabilities and money damages, require us to seek licenses from third parties, cause us to spend significant resources and revenues to design around or develop non-infringing technology, or prevent us from licensing our technology or selling our products, any of which could harm our business.

Copyrights and Trademarks

We claim copyright and trademark protection for proprietary documentation and a variety of branding marks. We also pursue foreign copyrights and trademarks where applicable and necessary. The branding marks are sublicensed to our customers and used by them to identify and promote their products’ capabilities in markets, including, but not limited to, computing and consumer electronics. As of December 31, 2003, we held five registered U.S. trademarks.

Licenses

We also rely on third-party licensors for certain technologies embedded in our semiconductor, hardware and software designs. These are typically non-exclusive contracts for general capabilities provided under royalty-accruing or paid-up licenses. These licenses are generally perpetual or automatically renewed for so long as we continue to pay any royalty that may be due. We have entered into a number of licensing arrangements pursuant to which we license third-party technologies. We do not believe our business is dependent to any significant degree on any individual third-party license.

We generally enter into confidentiality agreements with our employees, vendors, industry partners and customers, as well as generally control access to and distribution of our documentation and other proprietary information. Despite this protection, unauthorized parties may copy aspects of our current or future software products or obtain and use information that we regard as proprietary.

Certain software compatible with our chipsets has been made available to others through open source licensing agreements. We believe that this has been a source of benefit and differentiation as it expands the market for our products and enables these products to benefit from the design efforts of the open source community. This practice does provide to others some level of insight into the design and the features of our products, although we maintain and retain proprietary rights to the substantial portion of our wireless capabilities.

Research and Development

We engage in substantial research and development to develop new products and integrate additional capabilities in our core wireless designs. We conduct research into digital and analog IC design, hardware reference board design, software reference code development, systems integration and manufacturing process flow development at our corporate headquarters. We also perform test emulation, digital design verification and application software development at our offices in India. We use a number of proprietary design tools and processes that enable us to deliver high-performance wireless capabilities using low-cost manufacturing facilities. We employ a team of engineers with extensive experience in mixed signal design, systems and communications architecture, CMOS technology and software development. Our research and development expense was $23.1 million in 2001, $23.1 million in 2002 and $29.1 million in 2003.

Manufacturing

We design and develop our proprietary designs and provide them to third-party foundries, contract manufacturers, ODMs, assembly and test companies and other licensees and contractors to produce silicon wafers and semiconductors. We produce a variety of digital, analog and mixed-signal chip designs using standard CMOS production facilities. The use of this process enables us to produce cost-effective products, and we have proprietary rights to the particular design methodologies that we use to maintain high-performance levels on generic processes.

We currently have in production products using 0.13-micron and 0.25-micron process geometries for wafer production at our principal foundry, Taiwan Semiconductor Manufacturing Corporation, or TSMC, in Taiwan, and also using 0.18-micron process at Semiconductor Manufacturing International Corporation, or SMIC, in Shanghai, China. We also qualify and package wafers and test packaged units at multiple locations, including, but not limited to, Amkor Technology Inc. (China), ASAT Holdings Limited (China), Siliconware Precision Industries Co., Ltd. (Taiwan) and ST Assembly Test Services Ltd. (Singapore). We store and distribute our inventory from a contracted warehouse in Singapore.

We develop and control all product test and quality control programs used by our subcontractors. This includes semiconductor and system-level hardware fixtures and programs located on-site at our subcontractors, at our corporate headquarters and at some of our sales and support offices. We also develop and provide test and manufacturing quality control firmware and software for our subcontractors. We rely on extensive simulation studies, practical application testing and standardized testbeds to validate and verify our products. Our major suppliers are required to have a quality manufacturing system, certified International Organization for Standardization, or ISO, 9000 levels and appropriate environmental control programs. To ensure consistent product quality, reliability and yield, we closely monitor the production cycle by reviewing electrical, parametric and manufacturing process data from each wafer foundry and assembly subcontractor.

We also maintain software test facilities at both our corporate headquarters and at our research and development facility in India. This enables us to operate certain test processes on demand, so as to reduce the time-to-market of our designs and improve their reliability.

Competition

The notebook computer, enterprise access, small office and branch office networking, home networking, hotspots and consumer electronics markets are intensely competitive with a variety of large and small companies providing semiconductors, hardware and software designs. We believe that our focus on wireless technology has enabled us to compete favorably with respect to the following factors:

•	product performance;

•	feature set and quality, including network throughput, product range, power efficiency, security features, reliability and consistency;

•	level of integration;

•	time-to-market;

•	price;

•	customer support and application support; and

•	ability to comply with, and influence, industry standards and international regulatory requirements.

We compete with large semiconductor manufacturers and designers and start-up semiconductor design companies as well as large, established suppliers. Our primary competitors include Agere Systems, Inc., Broadcom Corporation, Conexant Systems, Inc., which is in the process of merging with another competitor, GlobespanVirata, Inc., Intel Corporation, Marvell Technology Group Ltd. and Texas Instruments Incorporated. Most of our current and potential competitors have longer operating histories, significantly greater resources and name recognition, and a larger base of customers than we do. Many of our competitors also have significant influence in the semiconductor industry. We may not be able to compete effectively against current and potential customers, especially those with significantly greater resources and market leverage. As a result, these competitors may respond more quickly than we do to new or emerging technologies or changes in customer requirements. Moreover, our competitors may foresee the course of market developments more accurately than we can. In addition, some of our larger competitors may be able to provide greater incentives to customers through rebates and marketing development funds and similar programs. Furthermore, some of our competitors with multiple product lines may integrate wireless functionality into products that we do not sell or bundle their products to offer a broader product portfolio, which may make it difficult for us to gain or maintain market share. For example, Intel recently introduced its Centrino mobile technology brand and we believe Intel provides a substantial marketing development fund incentive for buyers of a combination of its microprocessor, a related chipset and an 802.11 wireless network module that uses the brand. We believe a separate WLAN chipset solution offers advantages to a solution integrated with other communications protocols because of the rapid changes in WLAN technologies that occur on a different cycle than those of other communications technologies and due to the significant differences in the performance available from standalone solutions. Our competitors may be able to adopt more aggressive pricing policies and devote greater resources to the development, promotion and sale of their products than we can. In addition, new competitors, including Taiwanese semiconductor companies or alliances among existing competitors could emerge.

Many of our customers are also large, established integrated circuit suppliers. Our sales to and support of such customers may enable them to become a source of competition to us, despite our efforts to protect our intellectual property rights. Competition could increase pressure on us to lower our prices and lower our margins. If we do not compete successfully, we will be unable to gain or retain market share.

Employees

As of December 31, 2003, we employed 184 full-time employees, including 128 in research and development and operations, 39 in sales and marketing, and 17 in general and administration. We have never had a work stoppage and none of our employees is represented by a labor organization nor under any collective bargaining arrangements. We consider our employee relations to be good.

Facilities

Our corporate headquarters and primary research and development and operations facilities occupy approximately 56,340 square feet in Sunnyvale, California under leases that expire in June 2005. We also lease properties around the world and within the facilities of certain customers and suppliers for use as sales and support offices, warehouses and logistics centers and test facilities. The size and location of these properties change from time to time based on business requirements. We do not own any manufacturing facilities, and we contract and license to third parties the production and distribution of our chipsets, hardware and software. Our international sales and support offices are in locations within the countries and administrative regions of China, Hong Kong, Japan and Taiwan, and we have a research and development facility in India. We believe our space is adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations.

Legal Proceedings

We are not involved in any legal matters that management believes will have a material adverse effect on our business. Many companies in the semiconductor, networking and software industries have a significant number of patents and have demonstrated a willingness to instigate litigation based on allegations of patent, trademark and other claims of infringement. From time to time, we have received, and expect to continue to receive, notices of claims of infringement, misappropriation or misuse of other parties’ proprietary rights. Some of these claims may lead to litigation. We cannot assure you that we will prevail in these actions, or that other actions alleging infringement by us of third-party patents and trademarks, misappropriation or misuse by us of third-party trade secrets or the validity of our patents will not be asserted or prosecuted against us, or that any assertions of infringement, misappropriation or misuse or prosecutions seeking to establish the validity of our patents will not materially or adversely affect our business, financial condition and results of operations.

MANAGEMENT

Executive Officers and Directors

The following table shows information about our executive officers and directors:

Name	Age	Position(s)
Craig H. Barratt	41	President, Chief Executive Officer and Director
Jack R. Lazar	38	Vice President, Chief Financial Officer and Secretary
Richard G. Bahr	49	Vice President of Engineering
Thomas J. Foster	47	Vice President of Worldwide Sales
Paul G. Franklin	60	Vice President of Operations
Colin L.M. Macnab	42	Vice President of Marketing and Business Development
Adam H. Tachner	37	Vice President, General Counsel and Assistant Secretary
John L. Hennessy(2)(3)	51	Chairman of the Board
Forest Baskett(1)(2)	60	Director
William B. Elmore(2)(3)	50	Director
Teresa H. Meng	42	Director
Marshall L. Mohr(1)	48	Director
Andrew S. Rappaport(1)(3)	46	Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Craig H. Barratt has served as our President and Chief Executive Officer since March 2003 and as a director since May 2003. From April 2002 until March 2003, Dr. Barratt served as our Vice President of Technology. Prior to joining us, from September 1992 to March 2002, Dr. Barratt served in a variety of positions for ArrayComm Inc., a wireless technology company, most recently as Executive Vice President and General Manager. Dr. Barratt holds a Ph.D. and a Master of Science degree from Stanford University, and a Bachelor of Engineering degree in electrical engineering and a Bachelor of Science degree in pure mathematics and physics from Sydney University in Australia.

Jack R. Lazar has served as Vice President and Chief Financial Officer since September 2003 and as our Secretary since November 2003. Prior to joining us, from May 2002 to September 2003, Mr. Lazar was an independent business and financial consultant. From August 1999 to May 2002, Mr. Lazar served in a variety of positions at NetRatings, Inc., a publicly traded Internet audience measurement and analysis company, most recently as Executive Vice President of Corporate Development, Chief Financial Officer and Secretary. Prior to joining NetRatings, from January 1996 to August 1999, Mr. Lazar was Vice President and Chief Financial Officer of Apptitude, Inc. (formerly Technically Elite, Inc. and acquired by hi/fn, inc. in 2000), a developer and manufacturer of network management solutions. Mr. Lazar is a certified public accountant and holds a Bachelor of Science degree in commerce with an emphasis in accounting from Santa Clara University.

Richard G. Bahr has served as our Vice President of Engineering since February 2000. Prior to joining us, from July 1991 to February 2000, Mr. Bahr was the Vice President of Engineering for Silicon Graphics, Inc., a computing, visualization and storage company. Mr. Bahr holds a Bachelor of Science degree and a Master of Science degree in electrical engineering from the Massachusetts Institute of Technology.

Thomas J. Foster has served as our Vice President of Worldwide Sales since November 2001. Prior to joining us, from December 1997 to November 2001, Mr. Foster was the Vice President of Asia Sales at Virata Corp., a supplier of communications processors for DSL, satellite, wireless and other broadband networking equipment. Mr. Foster holds a Bachelor of Science degree in business management from Virginia Polytechnic Institute and State University, Blacksburg, Virginia.

Paul G. Franklin joined us in November 2003 as our Director of Operations and has served as our Vice President of Operations since December 2003. Prior to joining us, from October 2001 to November 2003, Mr. Franklin was an independent operations and financing consultant in the semiconductor industry. From September 1992 to September 2001, Mr. Franklin served in various positions in semiconductor operations and business development at SONICblue Incorporated (formerly S3 Incorporated), a provider of consumer digital entertainment products, most recently as its Senior Vice President of Business Development and Investments. In March 2003, SONICblue filed a voluntary petition under Chapter 11 of the Federal Bankruptcy Code. Mr. Franklin attended Arizona State University.

Colin L.M. Macnab has served as our Vice President of Marketing and Business Development since October 2003. Prior to joining us, from April 2002 to October 2003, Mr. Macnab was an independent technology and business consultant. From March 1998 to April 2002, Mr. Macnab was the President and Chief Executive Officer of Morphics Technology, Inc., a communications systems company that he helped found in March 1998. Mr. Macnab holds a Bachelor of Science degree in electrical engineering from the University of Glasgow in Scotland.

Adam H. Tachner has served as our Vice President and General Counsel since August 2003. From October 2000 until August 2003, Mr. Tachner was our Intellectual Property Counsel. Prior to joining us, from September 1994 to September 2000, Mr. Tachner was an associate attorney with Crosby, Heafy, Roach & May, P.C., a law firm. Mr. Tachner holds a J.D. from the University of Oregon School of Law, a Bachelor of Science degree in electrical engineering from California State University and a Bachelor of Arts degree in social science from the University of California at Berkeley.

John L. Hennessy, one of our founders, has served as Chairman of our board of directors since our inception in May 1998. Since September 2000, Dr. Hennessy has served as the President of Stanford University, where he has been a member of the faculty since 1977. From 1999 to 2000, Dr. Hennessy was the Provost of Stanford. Prior to becoming Provost, from 1996 to 1999, Dr. Hennessy served as the Dean of Stanford’s School of Engineering. Dr. Hennessy is a member of the Board of Directors of Cisco Systems Inc., a manufacturer of networking equipment. Dr. Hennessy is a fellow of the Institute of Electrical and Electronics Engineers. Dr. Hennessy holds a Ph.D. and a Master of Science degree in computer science from the State University of New York, Stony Brook and a Bachelor of Science degree in electrical engineering from Villanova University.

Teresa H. Meng, one of our founders, has served on our board of directors since our inception in May 1998. Since October 2000, Dr. Meng has served as a consultant to us. From May 1998 to October 1999, Dr. Meng was our President and Chief Executive Officer. Dr. Meng joined the faculty of Stanford University’s Electrical Engineering Department in 1988, and in 2003, Dr. Meng was appointed the Reid Weaver Dennis Professorship. Dr. Meng is a fellow of the Institute of Electrical and Electronics Engineers. Dr. Meng holds both a Ph.D. and a Master of Science degree in electrical engineering and computer science from the University of California at Berkeley and a Bachelor of Science degree in electrical engineering from National Taiwan University.

Forest Baskett has served as one of our directors since March 2000. Since September 1999, Dr. Baskett has been a venture partner with New Enterprise Associates, a venture capital firm. From July 1986 to August 1999, Dr. Baskett served as Chief Technology Officer and Senior Vice President of Research and Development of Silicon Graphics, Inc., a computing, visualization and storage company. Dr. Baskett holds a Ph.D. in computer science from the University of Texas at Austin and a Bachelor of Arts degree in mathematics from Rice University.

William B. Elmore has served as one of our directors since December 1998. Since 1995, Mr. Elmore has been a manager of Foundation Capital Management Co. II, LLC, the general partner of Foundation Capital II, LP and the managing member of Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC, a venture capital firm. Mr. Elmore is also a manager of FC Leadership Management Co., LLC, which is the general partner of Foundation Capital Leadership Fund, L.P. and the managing member of

Foundation Capital Leadership Principals Fund, LLC. Mr. Elmore serves on the board of directors of Onyx Software Corporation, a software company, and Wind River Systems, Inc., an embedded systems software company. Mr. Elmore holds an M.B.A. from the Stanford Graduate School of Business, and a Bachelor of Science degree and Master of Science degree in electrical engineering from Purdue University.

Andrew S. Rappaport has served as one of our directors since December 1998. Since 1996, Mr. Rappaport has been a partner with August Capital, a venture capital firm. Since 1997, Mr. Rappaport has served on the Board of Directors of Silicon Image, Inc., a semiconductor company. Mr. Rappaport attended Princeton University.

Marshall L. Mohr has served as one of our directors since November 2003. Since July 2003, Mr. Mohr has been the Chief Financial Officer of Adaptec, Inc., a provider of storage infrastructure solutions. Prior to Adaptec, Mr. Mohr served for 22 years in a variety of positions at PricewaterhouseCoopers, most recently as managing partner of PricewaterhouseCoopers’ Silicon Valley audit advisory practice. Mr. Mohr is a certified public accountant and holds a Bachelor of Business Administration degree from Western Michigan University.

Board of Directors

Our bylaws currently provide for a board of directors consisting of not less than six nor more than 11 members. We currently have authorized nine directors. Upon completion of this offering, the board of directors will be divided into three classes, each serving staggered three-year terms:

•	Our Class I directors will include Craig H. Barratt, Marshall L. Mohr and Andrew S. Rappaport, and their terms will expire at the first annual meeting of stockholders following the date of this prospectus;

•	Our Class II directors will include Teresa H. Meng and Forest Baskett, and their terms will expire at the second annual meeting of stockholders following the date of this prospectus; and

•	Our Class III directors will include John L. Hennessy and William B. Elmore, and their terms will expire at the third annual meeting of stockholders following the date of this prospectus.

As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Each officer is elected by the board of directors and serves at its discretion. This classification of the board of directors may delay or prevent a change in control of Atheros or in our management.

Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time to our affairs as is necessary to discharge their duties.

There are no family relationships among any of our directors or executive officers.

Board Committees

As of the closing of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below:

Audit Committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of

Marshall L. Mohr, Forest Baskett and Andrew S. Rappaport, each of whom is a non-management member of our board of directors. Mr. Mohr is our audit committee financial expert as currently defined under Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. The current members of the compensation committee are Forest Baskett, William B. Elmore and John L. Hennessy, each of whom is a non-management member of our board of directors. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Comission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The current members of the nominating and governance committee are, William B. Elmore, John L. Hennessy and Andrew S. Rappaport. We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors for their services as directors.

We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings. Directors also are eligible to receive and have received stock options under our 1998 stock incentive plan. The exercise price of stock options to directors is based on the fair market value as determined by our board of directors on the date of grant. The following non-employee directors have received stock options under our 1998 stock incentive plan through January 15, 2004 as follows:

Name	Number of Shares Underlying Options Granted	Exercise Price Per Share	Date of Grant
Teresa H. Meng	90,000 90,000 33,750 33,750	$1.72 1.72 1.72 9.34	8/8/01 3/13/02 3/12/03 1/14/04
Forest Baskett	37,500	0.90	5/10/00
Marshall L. Mohr	37,500	3.34	11/24/03

Outside directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2004 stock incentive plan. An outside director will be automatically granted an initial option to purchase

37,500 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 7,500 shares of our common stock, provided the director has served on our board for at least six months. Each annual option to outside directors who are first elected to the board of directors on or after November 1, 2003 shall vest and become exercisable ratably over 48 months and to the other outside directors shall vest and become exercisable ratably over 12 months. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. See “Employee Benefit Plans — 2004 Stock Incentive Plan.”

We have a consulting agreement with Teresa H. Meng, who is a director, entered into on January 1, 2003, under which Dr. Meng is an independent contractor providing engineering services such as design advice, competitive analysis, recruiting assistance and general technical consultation. Dr. Meng is entitled to the following compensation: $2,500 per week for weeks in which Dr. Meng provides one day of service per week, and $21,666 per month for months in which Dr. Meng provides five days of service per week, and reimbursement for reasonable out-of-pocket expenses previously approved in writing. Dr. Meng is also eligible for participation in our executive bonus plan for 2003. We paid Dr. Meng $137,707 (including a $7,500 bonus) in 2002 and $176,869 (including a $15,625 bonus) in 2003 for her services as a consultant.

Compensation Committee Interlocks and Insider Participation

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Executive Compensation

The following table summarizes all compensation paid to our Chief Executive Officer and to our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us in 2002 and 2003.

Summary Compensation Table

	Year	Annual Compensation		Long-Term Compensation	All Other Compensation
Name and Position(s)		Salary	Bonus(1)	Shares Underlying Options
Craig H. Barratt(2) President and Chief Executive Officer	2003 2002	$258,000 168,742	$90,300 25,830	1,274,999 449,999	— —
Richard A. Redelfs(3) Former President and Chief Executive Officer	2003 2002	98,671 216,667	25,068 55,000	— —	$250,000 —	(4)
Richard G. Bahr Vice President of Engineering	2003 2002	265,000 225,000	79,500 40,000	59,999 209,999	— —
Thomas J. Foster Vice President of Worldwide Sales	2003 2002	183,000 187,500	— —	74,999 33,750	213,883 93,761	(5) (6)
Adam H. Tachner(7) Vice President, General Counsel and Assistant Secretary	2003	205,000	61,500	105,000	—
Ranendu M. Das(8) Former Vice President of Operations	2003 2002	190,500 166,500	47,625 40,000	30,000 41,250	95,250 —	(9)

(1)	We generally pay bonuses in the year following the year in which they were earned. Bonus amounts in the table are reported for the year in which they were earned even if they were paid in the following year.

(2)	Dr. Barratt became President and Chief Executive Officer in March 2003.

(3)	Mr. Redelfs served as our President and Chief Executive Officer until March 2003.

(4)	Consists of severance payments.

(5)	Consists of sales commissions.

(6)	Consists of $67,961 of sales commissions and $25,800, the aggregate value, calculated as of the date of grant, of 15,000 shares of common stock awarded to Mr. Foster in 2003 for services rendered in 2002.

(7)	Mr. Tachner became our Vice President and General Counsel in August 2003.

(8)	Dr. Das served as our Vice President of Operations until December 2003.

(9)	Consists of the aggregate amount of severance payments pursuant to a December 2003 agreement that are payable through July 15, 2004.

In addition, Jack R. Lazar became our Chief Financial Officer in September 2003, Colin L.M. Macnab became our Vice President of Marketing and Business Development in October 2003 and Paul G. Franklin became our Vice President of Operations in December 2003. The salaries for Mr. Lazar, Mr. Macnab and Mr. Franklin on an annualized basis for 2003 would be $250,000, $240,000 and $230,000, respectively.

Stock Options

The following tables set forth certain information for the year ended December 31, 2003 with respect to stock options granted to and exercised by the individuals named in the Summary Compensation Table above. The percentage of total options granted is based on an aggregate of 4,649,503 options granted to employees in 2003.

Option Grants in 2003

	Individual Grants			Expiration Date(2)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2003	Exercise Price Per Share(1)

Name					5%	10%
Richard A. Redelfs	—	—	—	—	—	—
Craig H. Barratt	1,274,999	27.4%	$1.72	04/09/13	$26,882,748	$44,105,268
Richard G. Bahr	59,999	1.3	1.72	03/12/13	1,265,050	2,075,509
Thomas J. Foster	59,999	1.3	1.72	03/12/13	1,265,050	2,075,509
Adam H. Tachner	30,000 75,000	0.6 1.6	1.72 3.34	03/12/13 11/12/13	632,536 1,459,839	1,037,772 2,472,930
Ranendu M. Das	30,000	0.6	1.72	03/12/13	632,536	1,037,772

(1)	The exercise price for each grant is equal to 100% of the fair market value of our common stock on the date of grant.

(2)	The options have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(3)	Potential realizable values are calculated by:

•	multiplying the number of shares of our common stock subject to a given option by the initial public offering price of $14.00 per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the entire 10-year term of the option; and

•	subtracting from that result the total option exercise price.

The 5% and 10% assumed rates of appreciation are suggested by the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

In January 2004, we granted to the following executive officers options to purchase the number of shares of common stock indicated at an exercise price of $9.34 per share: Craig H. Barratt, 150,000 shares; Jack R. Lazar, 30,000 shares; Richard G. Bahr, 150,000 shares; and Thomas J. Foster, 60,000 shares.

Aggregated Option Exercises in 2003 and Year-End Option Values

This table sets forth with respect to the named executive officers, the number of shares acquired and the value realized upon exercise of stock options during fiscal 2003 and the exercisable and unexercisable options held by them as of December 31, 2003. The “Value Realized” and the “Value of Unexercised In-the-Money Options” shown in the table represents an amount equal to the difference between the initial public offering price of $14.00 per share and the option exercise price multiplied by the number of shares acquired on exercise and the number of unexercised in-the-money options.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End(3) Exercisable/Unexercisable
Richard A. Redelfs	—	—	75,000/—	$ 921,000/ —
Craig H. Barratt	21,750	$267,090	1,528,830/174,418	18,774,032/$2,141,853
Richard G. Bahr	—	—	326,248/—	4,006,325/ —
Thomas J. Foster	—	—	318,748/—	3,914,225/ —
Adam H. Tachner	—	—	137,625/—	1,568,535/ —
Ranendu M. Das	—	—	7,500/—	92,100/ —

Employee Benefit Plans

1998 Stock Incentive Plan

Our 1998 stock incentive plan was adopted by our board of directors in October 1998 and was subsequently approved by our stockholders.

As of December 31, 2003, 1,170,526 shares of common stock remained available for future issuance under our 1998 stock incentive plan. As of December 31, 2003, options to purchase a total of 7,905,886 shares of common stock were outstanding under the 1998 stock incentive plan at a weighted average exercise price of $2.04 per share.

Following the completion of this offering, no shares of our common stock will remain available for future issuance under the 1998 stock incentive plan. Shares that are subject to options that expire, terminate, or are cancelled, that are forfeited or as to which options have not been granted under the 1998 stock incentive plan will become available for issuance under our 2004 stock incentive plan after this offering is completed, as described below.

The 1998 stock incentive plan provided for the granting of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to employees, officers and employee directors and the granting of nonstatutory stock options and stock purchase rights to employees, officers, directors (including non-employee directors) and consultants. The administrator determined the term of options, which was prohibited from exceeding 10 years (five years in the case of an incentive stock option granted to a stockholder holding more than 10% of the voting shares of our company). To the extent an optionee would have the right in any calendar year to exercise for the first time one or more incentive stock options for shares having an aggregate fair market value in excess of $100,000, any such excess options would be treated as nonstatutory stock options.

No option may be transferred by the optionee other than by will or the laws of descent or distribution. Each option may be exercised during the lifetime of the optionee only by such optionee. Options granted under the

1998 stock incentive plan generally are immediately exercisable and vest at the rate of  1/4 of the total number of shares subject to the options 12 months after the vesting commencement date, and  1/48 of the total number of shares subject to the options each month thereafter.

The 1998 stock incentive plan provides that in the event of a recapitalization, stock split or similar capital transaction, we will make appropriate adjustments in order to preserve the benefits of options outstanding under the plan. If we are involved in a merger or consolidation, options granted under the 1998 stock incentive plan may be terminated immediately prior to the effective date of such transaction, unless the surviving or acquiring company assumes them.

2004 Stock Incentive Plan

General.    The 2004 stock incentive plan was adopted by our board of directors in January 2004 subject to stockholder approval, and will become effective upon the completion of this offering.

Administration.    The 2004 stock incentive plan will be administered by our compensation committee. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

The board of directors will be able to amend or modify the 2004 stock incentive plan at any time, with stockholder approval, if required.

Authorized Shares.    2,225,000 shares of common stock have been authorized for issuance under the 2004 stock incentive plan. However, no participant in the 2004 stock incentive plan can receive option grants or stock appreciation rights for more than 937,500 shares total in any calendar year, or for more than 2,225,000 shares total in the first year of service. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each of our fiscal years from 2005 through 2013 by the lesser of: 3,750,000 shares; 5% of our outstanding common stock on the last day of the immediately preceding fiscal year; or the number of shares determined by the board of directors.

In addition, all shares available for issuance under our 1998 stock incentive plan that will cease to be available for future grant under that plan upon completion of this offering will instead be available for issuance under the 2004 stock incentive plan. This includes shares subject to outstanding options under our 1998 stock incentive plan that expire, terminate or are cancelled before being exercised, and unvested shares that are forfeited pursuant to that plan. As of December 31, 2003, under the 1998 stock incentive plan, there were 1,170,526 shares of common stock available for future issuance, 7,905,886 outstanding options and 560,621 unvested shares that could become available under the 2004 stock incentive plan.

Plan Features

Under the 2004 stock incentive plan:

•	We expect that options granted to optionees other than outside directors will generally vest as to 25% of the shares one year after the date of grant and as to 2.0833% of the shares each month thereafter.

•

Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director will be granted automatically an initial option to purchase 37,500 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over four years, with the first 25% of the shares subject to the initial option vesting on the first anniversary of the date of grant and the remainder vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 7,500 shares of our common stock, provided the director has served on our board for at least six months. Each annual option to outside directors who are first elected to the board of directors on or after November 1, 2003 shall vest and become exercisable ratably over 48 months and to the other outside directors shall vest and become exercisable ratably over 12 months. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control.

•	Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•	The plan terminates ten years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

2004 Employee Stock Purchase Plan

General.    Subject to stockholder approval, the board of directors adopted our 2004 employee stock purchase plan in January 2004, to be effective on completion of this offering. A total of 750,000 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the employee stock purchase plan will be increased on the first day of each of our fiscal years from 2005 through 2013 by the lesser of: 750,000 shares; 1.25% of our outstanding common stock on the last day of the immediately preceding fiscal year; or the number of shares determined by the board of directors.

Administration.    Our 2004 employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by the board of directors or by a committee appointed by the board. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is 1,875 shares.

Offering and Purchase Periods.    The 2004 employee stock purchase plan will be implemented by a series of overlapping offering periods of 24 months’ duration, with new offering periods, other than the first offering period, beginning in May and November of each year, except as otherwise determined by our board of directors. Purchase periods for our 2004 employee stock purchase plan will each have a duration of six months, unless otherwise determined by our board of directors. During each purchase period, payroll deductions will accumulate, without interest. On the last day of each purchase period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of this offering and end in November 2005. The initial purchase period is expected to begin on the date of this offering and end in May 2004.

The purchase price will be equal to 85% of the fair market value per share of common stock on either the first trading day of the offering period or on the last trading day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. We do not make matching contributions. The 401(k) Plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by us, if any, will be deductible by us when made.

Employment Agreements and Change in Control Arrangements

We have an offer letter with Craig H. Barratt, our Chief Executive Officer, entered into on April 9, 2003, under which Dr. Barratt was entitled to an annual salary of $258,000. In January 2004, Dr. Barratt’s annual salary was increased to $280,000. Dr. Barratt is eligible for an annual bonus pursuant to our bonus program as determined by the board of directors. Pursuant to this letter, Dr. Barratt was granted an option to purchase 1,275,499 shares vesting over four years from the date of grant. In the event Dr. Barratt is terminated without cause, or resigns for good reason within 12 months following a change of control, 50% of his unvested shares will vest. In the event Dr. Barratt is terminated other than for cause, he is entitled to a lump severance payment equal to six months of base salary, automatic vesting of six months of all unvested options, and the extension of the exercise period for his options to the earlier of two years following the termination date or ten years following the grant date of the options.

We have an employment agreement with Richard G. Bahr, entered into on February 15, 2000, under which Mr. Bahr is entitled to an annual salary of $250,000. In January 2004, Mr. Bahr’s annual salary was increased to $275,600. Pursuant to this agreement, Mr. Bahr was granted an option to purchase of 449,999 shares with the first 25% vesting after one year of employment and the remaining shares vesting monthly over the following 36 months. In the event Mr. Bahr is involuntarily or constructively terminated within 13 months following a change of control, the vesting of these shares will be accelerated by the lesser of one year or 50%. In the event Mr. Bahr is terminated without cause, he is entitled to two weeks’ notice or two weeks’ pay in lieu of notice.

We have an employment agreement with Thomas J. Foster, entered into on October 22, 2001, under which Mr. Foster is entitled to an annual base salary of $175,000. In January 2004, Mr. Foster’s annual salary was increased to $200,001. Pursuant to this agreement, Mr. Foster’s annual target salary at 100% of quota is $325,000. During the first three months of Mr. Foster’s employment he was entitled to a guaranteed monthly salary of $27,083. Mr. Foster was granted an option to purchase 224,999 shares with the first 25% vesting after one year of employment and the remaining shares vesting monthly over the following 36 months. In the event Mr. Foster is involuntarily or constructively terminated within 13 months following a change of control, the vesting of these shares will be accelerated by the lesser of six months or 50% and he will receive six months of his annual target salary.

We had an employment agreement with Ranendu M. Das, entered into on June 7, 2000, under which Dr. Das was entitled to an annual salary of $175,000. Pursuant to this agreement, Dr. Das was granted an option to purchase of 300,000 shares with the first 25% vesting after one year of employment and the remaining shares vesting monthly over the following 36 months. In connection with the departure of Dr. Das in December 2003, we entered into an agreement pursuant to which we agreed to pay Dr. Das an aggregate of $95,250 in severance payments through July 15, 2004 and to continue to vest 307,500 shares subject to options through that date. We also agreed that he would be eligible to receive any earned bonus for 2003.

In connection with his transition from president and chief executive officer, we entered into an agreement dated March 21, 2003 with Richard A. Redelfs, pursuant to which we paid him $250,000 in severance over a six-month period, a $25,068 pro rata bonus for 2003 and a $25,000 bonus for performance in 2002. We also accelerated the vesting of 1,650,000 shares he had acquired upon exercise of options and 75,000 shares subject to options, the term of which was extended for five years. In addition, as described in “Related Party Transactions

— Indebtedness of Management,” we extended the term of a $108,900 loan, subject to the satisfaction of certain specified conditions.

Indemnification Agreements

We also enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Common Stock — Limitation of Liability and Indemnification Matters.”

Securities Act Limitations

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Sale of Common and Preferred Stock

Since inception, we have sold an aggregate of 22,532,670 shares of preferred stock in the following rounds of financing:

•	in December 1998, March 1999 and May 1999, we sold an aggregate of 9,037,500 shares of series A preferred stock at a price of $0.67 per share;

•	in March 2000, we sold 5,754,756 shares of series B preferred stock at a price of $4.45 per share; and

•	in April 2001, we sold 7,740,414 shares of series C preferred stock at a price of $8.61 per share.

Immediately prior to completion of this offering, each share of series A, series B and series C preferred stock will convert into 0.75 share of common stock, though the number of shares of preferred stock in this prospectus is presented on an as-converted basis, except for the consolidated financial statements.

Transactions with Management and 5% Stockholders

The table below summarizes purchases, valued in excess of $60,000, of shares of our capital stock by our directors, executive officers and entities owning more than 5% of our outstanding capital stock:

	Shares of Preferred Stock
	Series A	Series B	Series C
Entities affiliated with Foundation Capital II, L.P.(1)(2)	3,750,000	995,629	1,160,990
August Capital II, L.P.(2)(3)	3,750,000	995,629	348,297
Entities affiliated with New Enterprise Associates 9, L.P.(4)	—	3,246,969	348,512
Forest Baskett(4)	—	22,956	—
Entities affiliated with Fidelity Mt. Vernon Street Trust	—	—	2,321,980
The Das Family Revocable Intervivos Trust UDT January 30, 1992(5)	—	—	23,220

(1)	William B. Elmore, who is a member of our board of directors, is a manager of Foundation Capital Management Co. II, LLC, the general partner of Foundation Capital II, LP and the managing member of Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC. Mr. Elmore is also a manager of FC Leadership Management Co., LLC, which is the general partner of Foundation Capital Leadership Fund, L.P. and the managing member of Foundation Capital Leadership Principals Fund, LLC.

(2)	John L. Hennessy, who is a member of our board of directors, is an investor in entities affiliated with Foundation Capital and August Capital.

(3)	Andrew S. Rappaport, who is a member of our board of directors, is a member of August Capital Management II, LLC, the general partner of August Capital II, L.P.

(4)	Forest Baskett, who is a member of our board of directors, is a venture partner of NEA Partners 9, L.P., the general partner of New Enterprise Associates 9, L.P. The 22,956 shares of series B preferred stock beneficially owned by Forest Baskett represent shares held by the Baskett-Bell Family Trust.

(5)	Ranendu M. Das, who was our Vice President of Operations until December 2003, is affiliated with The Das Family Revocable Intervivos Trust UDT January 30, 1992.

The affiliates purchased the securities described above at the same prices and on the same terms and conditions as the unaffiliated investors in the private financings.

We have a consulting agreement with Teresa H. Meng, who is also a director. Dr. Meng’s consulting agreement is described in the section entitled “Management — Director Compensation.”

Registration Rights

We have entered into an investors’ rights agreement with each of the purchasers of preferred stock listed above. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the automatic conversion of their convertible preferred stock immediately prior to completion of this offering. For additional information, see “Description of Capital Stock — Registration Rights.”

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

Indebtedness of Management

In February 2000, we loaned $108,900 to Richard A. Redelfs, our former president and chief executive officer. The loan bears interest at a rate of 6.56% per annum. The loan is full recourse and is secured by the pledge of 1,650,000 shares of our common stock. The largest aggregate amount of indebtedness outstanding under the loan during 2003 was $116,827. The amount of principal and interest outstanding as of December 31, 2003 was $115,224. The initial term of the loan was the earlier of six years after the date of the note or six months from termination of employment with us. In March 2003, as part of his transition from president and chief executive officer, we extended the term of the loan, subject to the satisfaction of specified conditions, to the earlier of May 2, 2006 or the date of a merger or acquisition of our company, provided that we not incur an adverse charge for financial reporting purposes.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of December 31, 2003 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each executive officer named above under “Executive Compensation;”

•	each of our directors;

•	each person known to us to be the beneficial owner of more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Atheros Communications, Inc., 529 Almanor Avenue, Sunnyvale, California 94085.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

There were 36,451,734 shares of common stock outstanding on December 31, 2003, which assumes the conversion of all outstanding shares of preferred stock into 22,532,670 shares of common stock and the exercise of a warrant to purchase 93,750 shares of common stock. For purposes of the table below, we have assumed that 45,451,734 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of December 31, 2003. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percentage of Common Stock Beneficially Owned
		Before Offering	After Offering
5% Stockholders:
Entities affiliated with Foundation Capital II, L.P.(1)	5,906,619	16.2%	13.0%
August Capital II, LP(2)	5,093,926	14.0	11.2
Entities affiliated with New Enterprise Associates 9, L.P.(3)	3,595,481	9.9	7.9
Entities affiliated with Fidelity Mt. Vernon Street Trust(4)	2,321,980	6.4	5.1

Directors and Named Executive Officers:
Craig H. Barratt(5)	1,608,719	4.2	3.3
Richard G. Bahr(6)	776,248	2.1	1.7
Thomas J. Foster(7)	333,748	*	*
Adam H. Tachner(8)	250,125	*	*
Ranendu M. Das(9)	338,220	*	*
Richard A. Redelfs(10)	1,721,000	4.7	3.8
John L. Hennessy(11)	600,000	1.6	1.3
Forest Baskett(12)	3,655,937	10.0	8.0
William B. Elmore(13)	5,906,619	16.2	13.0
Teresa H. Meng(14)	3,057,750	8.3	6.7
Marshall L. Mohr(15)	37,500	*	*
Andrew S. Rappaport(16)	5,093,926	14.0	11.2
All directors and executive officers as a group (13 persons)(17)	22,483,072	56.0%	42.8%

*	Represents beneficial ownership of less than 1%.

(1)	Represents 4,033,785 shares held by Foundation Capital II, L.P., 1,130,835 shares held by Foundation Capital Leadership Fund, L.P., 474,562 shares held by Foundation Capital II Entrepreneurs Fund, LLC, 237,282 shares held by Foundation Capital II Principals Fund, LLC and 30,155 shares held by Foundation Capital Leadership Principals Fund, LLC. William B. Elmore, one of our directors, is a manager of Foundation Capital Management Co. II, LLC and FC Leadership Management Co., LLC, and shares voting and dispositive power over these shares with the other managers of those funds. Foundation Capital Management Co. II, LLC is the general partner of Foundation Capital II, LP and the managing member of Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC. FC Leadership Management Co., LLC is the general partner of Foundation Capital Leadership Fund, L.P. and the managing member of Foundation Capital Leadership Principals Fund, LLC. The principal business address of Foundation Capital II, L.P. is 70 Willow Road, Suite 200, Menlo Park, CA 94025.

(2)	Andrew S. Rappaport, one of our directors, is a member of August Capital Management II, LLC, the general partner of August Capital II, L.P. Mr. Rappaport shares voting and dispositive power over these shares with John Johnston and David F. Marquardt, the other members of August Capital Management II, LLC. The principal business address of August Capital II, L.P. is 2480 Sand Hill Road, Suite 101, Menlo Park, CA 94025.

(3)	Represents 3,594,356 shares held by New Enterprise Associates 9, L.P. and 1,125 shares held by NEA Ventures 2000, L.P. Forest Baskett, one of our directors, is a venture partner of NEA Partners 9, L.P., the general partner of New Enterprise Associates 9, L.P. and NEA Ventures 2000. Voting and dispositive power over these shares is held by Stewart Alsop, Peter J. Barris, Ronald H. Kase, C. Richard Kramlich, Thomas C. McConnell, Peter T. Morris, John M. Nehra, Charles W. Newhall, III and Mark W. Perry, the other general partners of NEA Partners 9, L.P. The principal business address of New Enterprise Associates 9, L.P. is 2490 Sand Hill Road, Menlo Park, CA 94025.

(4)	Represents 1,741,486 shares held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund and 580,494 shares held by Fidelity Mt. Vernon Street Trust: Fidelity Aggressive Growth Fund. The Fidelity Mt. Vernon Street Trust is registered under the Investment Company Act of 1940. The principal business address is 82 Devonshire Street, Boston, MA 02109.

(5)	Includes 1,528,830 shares subject to options that are immediately exercisable of which 1,537,499 shares are subject to our right of repurchase as of December 31, 2003. Also includes 58,139 shares subject to options exercisable within 60 days of December 31, 2003.

(6)	Includes 18,750 shares which are subject to our right of repurchase as of December 31, 2003. Also includes 326,248 shares subject to options that are immediately exercisable, of which 263,749 shares are subject to our right of repurchase as of December 31, 2003.

(7)	Includes 318,748 shares subject to options that are immediately exercisable, of which 200,311 shares are subject to our right of repurchase as of December 31, 2003.

(8)	Includes 25,000 shares which are subject to our right of repurchase as of December 31, 2003. Also includes 137,625 shares subject to options that are immediately exercisable, of which 120,188 shares are subject to our right of repurchase as of December 31, 2003.

(9)	Includes 23,220 shares held by The Das Family Revocable Intervivos Trust UDT January 30, 1992. Also includes 7,500 shares subject to options that are immediately exercisable as of December 31, 2003.

(10)	Includes 12,750 shares held by Mr. Redelfs’ spouse. Also includes 75,000 shares subject to options that are immediately exercisable.

(11)	Includes 37,500 shares held by one of Mr. Hennessy’s children and 37,500 shares held by Mr. Hennessy’s spouse as a custodian for one of his children. Mr. Hennessy is an investor in entities affiliated with Foundation Capital and August Capital but does not have voting or dispositive power over any of the shares held by those entities and disclaims any beneficial ownership except to the extent of his pecuniary interest therein. None of the shares held by those entities are included in the number of shares beneficially owned by Mr. Hennessy.

(12)	Includes 3,907 shares which are subject to our right of repurchase of as December 31, 2003. Includes 3,594,356 shares held by New Enterprise Associates 9, L.P. and 1,125 shares held by NEA Ventures 2000, L.P. Mr. Baskett is a venture partner of NEA Partners 9, L.P., the general partner of New Enterprise Associates 9, L.P. and NEA Ventures 2000. Mr. Baskett disclaims beneficial ownership of the securities held by the entities affiliated with New Enterprise Associates except to the extent of his pecuniary interest therein. Also includes 60,456 shares held by the Baskett-Bell Family Trust.

(13)	Represents 5,906,619 shares held by the entities affiliated with Foundation Capital II, L.P., as set forth in footnote 1. Mr. Elmore holds voting and dispositive power over these shares. Mr. Elmore is a manager of Foundation Capital Management Co. II, LLC, the general partner of Foundation Capital II, LP and the managing member of Foundation Capital II Entrepreneurs Fund, LLC and Foundation Capital II Principals Fund, LLC. Mr. Elmore is also a manager of FC Leadership Management Co., LLC, which is the general partner of Foundation Capital Leadership Fund, L.P. and the managing member of Foundation Capital Leadership Principals Fund, LLC. Mr. Elmore disclaims beneficial ownership of the securities held by the entities affiliated with Foundation Capital, except to the extent of his pecuniary interest therein.

(14)	Includes 213,750 shares subject to options that are immediately exercisable, of which 123,750 shares are subject to our right of repurchase as of December 31, 2003.

(15)	Includes 36,719 shares which are subject to our right of repurchase as of December 31, 2003.

(16)	Represents 5,093,926 shares held by August Capital II, L.P. Mr. Rappaport is a member of August Capital Management II, LLC, the general partner of August Capital II, L.P. Mr. Rappaport shares equal voting and dispositive power over these shares with John Johnston and David F. Marquardt, the other members of August Capital Management II, LLC. Mr. Rappaport disclaims beneficial ownership of the securities held by August Capital II, L.P., except to the extent of his pecuniary interest therein.

(17)	Includes 3,665,512 shares subject to options that are immediately exercisable, of which 3,385,808 shares are subject to our right of repurchase as of December 31, 2003, and 58,139 shares subject to options that are exercisable within 60 days of December 31, 2003. Also includes 106,565 shares subject to our right of repurchase as of December 31, 2003.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 200,000,000 shares of common stock, $.0005 par value per share, and 10,000,000 shares of undesignated preferred stock, $.0005 par value per share, after giving effect to the conversion of all outstanding preferred stock into common stock, and the amendment of our certificate of incorporation.

As of December 31, 2003, there were 36,451,734 shares of common stock outstanding held by approximately 254 stockholders of record, assuming the exercise of an outstanding warrant and the automatic conversion of each outstanding share of preferred stock immediately prior to completion of this offering.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “— Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Preferred Stock

Immediately prior to completion of this offering, each outstanding share of our preferred stock will be converted into 0.75 shares of common stock (though the number of shares of preferred stock in this prospectus is presented on an as-converted basis, except for the consolidated financial statements). Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 10,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

We have a total of two warrants to purchase shares of our common stock. We have one warrant to purchase an aggregate of 93,750 shares of common stock at an exercise price of $0.90 that, if not exercised, expires upon the closing of this offering. We have another warrant to purchase an aggregate of 26,122 shares of common stock at an exercise price of $8.62 that expires in September 2011.

Registration Rights

After this offering, the holders of 22,532,670 shares of common stock issued upon conversion of the preferred stock are entitled to contractual rights to require us to register those shares under the Securities Act. If we propose to register any of our securities under the Securities Act for our own account, holders of those shares are entitled to include their shares in our registration, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration. These holders have waived their rights to include their shares in this offering. 180 days after the effective date of the registration statement of which this prospectus is a part, and subject to limitations and conditions specified in the investor rights agreement with the holders, holders of either 63% of the shares of common stock issued upon conversion of the series C preferred stock or the holders of at least 25% of all or part of the shares of common stock issued upon conversion of the preferred stock may require us to prepare and file a registration statement under the Securities Act at our expense covering those shares, provided that the shares to be included in the registration either comprise at least 20% of the aggregate number of shares of common stock issued upon conversion of the preferred stock or have an anticipated aggregate public offering price of at least $2,500,000. We are not obligated to effect more than two of these stockholder-initiated registrations. Holders of those shares may also require us to file additional registration statements on Form S-3, subject to limitations specified in the investor rights agreement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Charter and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors will be divided into three classes serving staggered three-year terms. This means that only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective terms;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Nasdaq National Market Listing Symbol

Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “ATHR.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is EquiServe Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding 45,451,734 shares of common stock. The shares of common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are “restricted securities” within the meaning of Rule 144 under the Securities Act.

As a result of lockup agreements and the provisions of Rules 144, 144(k) and 701 described below and subject to vesting provisions under option agreements, the restricted securities will be available for sale in the public market as follows:

•	no shares will be eligible for sale prior to 180 days after the date of this prospectus;

•	36,451,734 shares will be eligible for sale upon the expiration of the lockup agreements, described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144, 144(k) or 701; and

•	2,953,699 shares will be eligible for sale upon the exercise of vested options, with a weighted average exercise price of $1.44 per share, 180 days after the date of this prospectus.

Lockup Agreements

All of our directors and executive officers and most of our stockholders have agreed that they will not sell any common stock owned by them without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days from the date of this prospectus. Each of our security holders who has not entered into this agreement with Morgan Stanley & Co. has otherwise contractually committed to us not to sell any of our common stock during the period ending 180 days after the date of this prospectus. To the extent shares are released before the expiration of the lockup period and these shares are sold into the market, the market price of our common stock could decline.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 454,517 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. 16,578,284 shares will qualify as “Rule 144(k) shares” 180 days after the date of this prospectus.

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Stock Options

We intend to file a registration statement under the Securities Act covering approximately 12,051,412 shares of common stock reserved for issuance under our stock plans. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

Registration Rights

In addition, after this offering, the holders of approximately 22,532,670 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock — Registration Rights.”

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc., Banc of America Securities LLC and Thomas Weisel Partners LLC are acting as representatives have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated	4,032,000
Lehman Brothers Inc.	2,520,000
Banc of America Securities LLC	909,000
Thomas Weisel Partners LLC	909,000
Needham & Company, Inc.	270,000
C.E. Unterberg, Towbin	180,000
CMG Institutional Trading, LLC	90,000
Pacific Growth Equities LLC	90,000

Total	9,000,000

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The per share price of any shares sold by the underwriters will be $14.00, less an amount not greater than the per share amount of the concession to dealers described below.

The table below shows the per share and total underwriting discounts and commissions we will pay the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	No Exercise	Full Exercise
Per Share	$.98	$.98
Total	$8,820,000	$10,143,000

The underwriters initially propose to offer part of the shares of common stock directly to the public at a price per share of $14.00 and part to certain dealers at a price that represents a concession not in excess of $.637 a share under the initial public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time-to-time be varied by the representatives.

We have granted to the underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 1,350,000 additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $144.9 million, the total underwriters’ discounts and commissions would be $10.1 million and the total proceeds to us would be $134.8 million.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1.6 million. Expenses include the Securities and Exchange Commission and NASD filing fees, the Nasdaq National Market listing fees, printing, and legal, accounting and transfer agent and registrar fees. In addition, we will pay premiums of approximately $780,000 for directors’ and officers’ insurance that we intend to obtain to cover our directors and officers for certain liabilities, including coverage for public securities matters, and other miscellaneous fees and expenses.

Each of our officers, directors, employees and most of our other stockholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery, of common stock or such other securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph do not apply to:

•	transactions relating to shares of common stock or other securities acquired in this offering or acquired in open market transactions after the completion of this offering;

•	the transfer of shares of common stock or any securities convertible into common stock by gift;

•	the distribution of shares of common stock to partners, members or stockholders as a bona fide gift or gifts; and

•	any security convertible into common stock;

provided that in the case of each of the last three types of transactions, each donee, distributee, transferee and recipient agrees to be subject to the restrictions described in the immediately preceding paragraph and no filing under Section 16 of the Exchange Act is required in connection with these transactions.

To facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

We have an investment account with Morgan Stanley & Co. Incorporated for which it receives customary fees and commissions. Through this account, we maintain the majority of our portfolio of cash equivalents and short-term investments in a variety of securities, including money market funds, commercial paper and government and non-government debt securities.

As of December 31, 2003, Saints Capital III, L.P. owned 580,495 shares of our series C preferred stock, which will convert into 580,495 shares of our common stock upon completion of this offering. Affiliates of Thomas Weisel Partners LLC own 86.5% of the limited partnership interests of Saints Capital III, L.P. Of that 86.5%, 3%, or 15,064 shares, are attributable to Thomas Weisel Partners LLC, and we have been advised that these shares have been deemed underwriting compensation under NASD Conduct Rule 2710. The 15,064 shares attributable to Thomas Weisel Partners LLC will not be sold, transferred, assigned, pledged or hypothecated except by operation of law or by reason of reorganization by Atheros for the term specified in the proposed NASD Conduct Rules upon their effectiveness, which is 180 days.

The underwriters, on the one hand, and we, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities’ under the Securities Act.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 450,000 shares offered by this prospectus to our directors, officers, employees, business associates and related persons. We will pay all fees and disbursements of counsel incurred by the underwriters in connection with offering the shares to such persons. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares, which are not so purchased, will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

Pricing of the Offering

Prior to this offering, there has been no public market for the common stock. The initial public offering price was determined by negotiations between us, and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general: our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California. Entities in which attorneys and former attorneys of Pillsbury Winthrop LLP are members and certain partners of Pillsbury Winthrop LLP beneficially own an aggregate of 104,226 shares of Atheros common stock. Selected legal matters relating to the offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus and the related consolidated financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the Securities and Exchange Commission’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we intend to file reports, proxy statements and other information with the SEC.

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ATHEROS COMMUNICATIONS, INC.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of Atheros Communications, Inc.:

We have audited the accompanying consolidated balance sheets of Atheros Communications, Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders’ equity and comprehensive loss, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/    DELOITTE & TOUCHE LLP

San Jose, California

January 15, 2004 (January 23, 2004 as to Note 14)

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31,		Pro Forma December 31, 2003
	2002	2003
			(Note 1)
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$3,094	$13,615
Marketable securities	24,508	15,424
Accounts receivable, net	1,775	9,855
Inventories	4,446	10,929
Prepaid expenses and other current assets	1,004	1,110

Total current assets	34,827	50,933
Property and equipment — net	2,619	2,346
Other assets	1,879	2,607

	$39,325	$55,886

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$—	$4,000
Accounts payable	2,573	15,585
Deferred revenue	719	688
Other accrued liabilities	2,026	10,150
Current portion of debt and capital lease obligations	1,369	1,346

Total current liabilities	6,687	31,769

Long-term portion of debt and capital lease obligations	900	1,391
Deferred license fees	1,132	179
Deferred rent	144	261

Commitments and contingencies

Stockholders’ equity:
Series A convertible preferred stock, $0.0005 par value, 12,050,000 shares authorized, issued and outstanding in 2002 and 2003, none pro forma (liquidation value: $6,025)	6,044	6,044	$—
Series B convertible preferred stock, $0.0005 par value, 7,673,014 shares authorized, issued and outstanding in 2002 and 2003, none pro forma (liquidation value: $25,589)	25,657	25,657	—
Series C convertible preferred stock, $0.0005 par value, 10,835,913 shares authorized, 10,320,566 shares issued and outstanding in 2002 and 2003, none pro forma (liquidation value: $66,671)	66,643	66,643	—
Common stock, $0.0005 par value, 100,000,000 shares authorized; issued and outstanding: 12,841,179 in 2002, 13,825,314 in 2003, 36,451,734 pro forma	3,718	15,000	113,428
Stockholder notes receivable	(186)	(123)	(123)
Deferred stock-based compensation	—	(6,341)	(6,341)
Accumulated other comprehensive income (loss)	11	(3)	(3)
Accumulated deficit	(71,425)	(84,591)	(84,591)

Total stockholders’ equity	30,462	22,286	22,370

	$39,325	$55,886	$55,970

See notes to consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands, except per share data

	Years Ended December 31,
	2001	2002	2003
Net revenue	$1,831	$22,200	$87,357
Cost of goods sold(1)	897	10,170	50,505

Gross profit	934	12,030	36,852

Operating expenses:
Research and development(1)	23,104	23,115	29,112
Sales and marketing(1)	6,064	7,381	11,515
General and administrative(1)	3,429	3,953	5,825
Stock-based compensation	597	488	3,358

Total operating expenses	33,194	34,937	49,810

Loss from operations	(32,260)	(22,907)	(12,958)
Interest income	1,882	998	347
Interest expense	(236)	(384)	(430)

Loss before income taxes	(30,614)	(22,293)	(13,041)
Income taxes	28	66	125

Net loss	$(30,642)	$(22,359)	$(13,166)

Basic and diluted net loss per share	$(4.08)	$(2.13)	$(1.07)

Shares used in computing basic and diluted net loss per share	7,511	10,513	12,335

Pro forma basic and diluted net loss per share (unaudited)			$(0.38)

Shares used in computing pro forma basic and diluted net loss per share (unaudited)			34,866

(1) Amounts exclude stock-based compensation, as follows:
Cost of goods sold	$—	$—	$223
Research and development	398	274	1,561
Sales and marketing	—	170	244
General and administrative	199	44	1,330

	$597	$488	$3,358

See notes to consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS

In thousands, except share and per share amounts

	Convertible Preferred Stock						Common Stock		Stock- holder Notes Receiv- able	Deferred Stock- Based Compen- sation	Accum- ulated Other Compre- hensive Income	Accum- ulated Deficit	Total Stock- holders’ Equity
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCES, January 1, 2001	12,050,000	$6,044	7,673,014	$25,657	—	$—	11,924,320	$1,565	$(165)	$—	$8	$(18,291)	$14,818
Components of comprehensive loss:
Net loss												(30,642)	(30,642)
Unrealized gain on marketable securities											110		110

Total comprehensive loss													(30,532)
Issuance of Series C convertible preferred stock at $6.46 per share (net of issuance costs of $137)					10,320,566	66,533							66,533
Issuance of warrants in conjunction with borrowing arrangements						110							110
Exercise of stock options							2,149,645	1,496	(486)				1,010
Issuance of stock options in exchange for services								528					528
Repurchase of common stock							(640,488)	(177)					(177)
Issuance of common stock in exchange for services							2,901	5					5
Acceleration of vesting of stock options								41					41

BALANCES, December 31, 2001	12,050,000	6,044	7,673,014	25,657	10,320,566	66,643	13,436,378	3,458	(651)	—	118	(48,933)	52,336

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE LOSS—(Continued)

In thousands, except share and per share amounts

	Convertible Preferred Stock						Common Stock		Stock- holder Notes Receiv- able	Deferred Stock- Based Compen- sation	Accum- ulated Other Compre- hensive Income	Accum- ulated Deficit	Total Stock- holders’ Equity
	Series A		Series B		Series C
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
BALANCES, January 1, 2002	12,050,000	$6,044	7,673,014	$25,657	10,320,566	$66,643	13,436,378	$3,458	$(651)	$—	$118	$(48,933)	$52,336
Components of comprehensive loss:
Net loss												(22,359)	(22,359)
Unrealized loss on marketable securities											(107)		(107)

Total comprehensive loss													(22,466)
Exercise of stock options							132,901	173					173
Issuance of stock options in exchange for services								224					224
Repurchase of common stock							(728,100)	(375)	401			(133)	(107)
Acceleration of vesting of stock options								238					238
Collection of stockholder notes receivable									64				64

BALANCES, December 31, 2002	12,050,000	6,044	7,673,014	25,657	10,320,566	66,643	12,841,179	3,718	(186)	—	11	(71,425)	30,462
Components of comprehensive loss:
Net loss												(13,166)	(13,166)
Unrealized loss on marketable securities											(14)		(14)

Total comprehensive loss													(13,180)
Exercise of stock options							991,245	1,563					1,563
Issuance of stock options in exchange for services								968					968
Repurchase of common stock							(7,110)	(6)					(6)
Acceleration of vesting of stock options								929					929
Deferred stock-based compensation								7,828		(7,828)			—
Amortization of deferred stock-based compensation										1,487			1,487
Collection of stockholder notes receivable									63				63

BALANCES, December 31, 2003	12,050,000	$6,044	7,673,014	$25,657	10,320,566	$66,643	13,825,314	$15,000	$(123)	$(6,341)	$(3)	$(84,591)	$22,286

See notes to consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands

	Years Ended December 31,
	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(30,642)	$(22,359)	$(13,166)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,248	1,709	1,839
Issuance of common stock and stock options in exchange for services	556	224	968
Acceleration of vesting of stock options	41	238	929
Amortization of deferred stock-based compensation	—	—	1,487
Amortization of warrants	52	92	61
Loss on disposal of property and equipment	21	65	25
Change in assets and liabilities:
Accounts receivable	(1,212)	(452)	(8,080)
Inventories	(1,423)	(3,023)	(6,483)
Prepaid expenses and other current assets	(344)	(253)	(118)
Accounts payable	537	1,431	13,012
Deferred revenue	20	699	(31)
Deferred rent	72	25	117
Deferred license fees	—	—	(10)
Other accrued liabilities	1,879	692	7,183

Net cash used in operating activities	(29,195)	(20,912)	(2,267)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(2,060)	(711)	(1,466)
Purchase of marketable securities	(66,548)	(25,087)	(17,417)
Maturities of marketable securities	29,057	46,356	26,487
Other assets	(787)	—	(904)

Net cash provided by (used in) investing activities	(40,338)	20,558	6,700

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of convertible preferred stock	66,533	—	—
Issuance of common stock	987	173	1,563
Repurchase of common stock	(177)	(73)	(6)
Collection of stockholder notes receivable	—	64	63
Short-term borrowings	—	—	4,000
Proceeds from issuance of debt	1,328	575	2,000
Repayments of debt and capital lease obligations	(457)	(1,075)	(1,532)

Net cash provided by (used in) financing activities	68,214	(336)	6,088

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,319)	(690)	10,521
CASH AND CASH EQUIVALENTS, Beginning of year	5,103	3,784	3,094

CASH AND CASH EQUIVALENTS, End of year	$3,784	$3,094	$13,615

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$181	$279	$378

Cash paid for income taxes	$—	$40	$59

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITIES:
Equipment acquired under capital lease	$406	$—	$—

Exercise of stock options for notes receivable	$486	$—	$—

See notes to consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Summary of Significant Accounting Policies

Organization—Atheros Communications, Inc. (the “Company”), was incorporated in May 1998 in the state of Delaware and commenced operations in December 1998. The Company is a developer of semiconductor system solutions for wireless communications products.

Basis of Presentation—The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from these estimates.

Certain Significant Risks and Uncertainties—The Company operates in a dynamic industry and, accordingly, can be affected by a variety of factors. For example, changes in any of the following areas could have a negative effect on the Company in terms of its future financial position, results of operations or cash flows: ability to obtain additional financing; regulatory changes; fundamental changes in the technology underlying telecommunications products or incorporated in customers’ products; market acceptance of the Company’s products under development; development of sales channels; litigation or other claims against the Company; the hiring, training and retention of key employees; successful and timely completion of product development efforts; and new product introductions by competitors.

Cash Equivalents—Cash equivalents consist of highly liquid debt instruments purchased with a remaining maturity of three months or less. The carrying amount of cash equivalents approximates fair value due to the short maturity of these instruments.

Marketable Securities—Marketable securities purchased with a remaining maturity of greater than three months are classified as available-for-sale securities and are stated at fair value with unrealized gains and losses included in other comprehensive income. The cost of securities sold is based on the specific-identification method. The amortized cost of securities is adjusted for the accretion of discounts to maturity.

Inventories—Inventory cost is recorded at the lower of market value or standard cost basis (which approximates actual cost on a first-in, first-out basis).

Property and Equipment—Property and equipment are stated at cost and depreciated using the straight-line method over estimated useful lives as follows: furniture and fixtures—five years; computer software and hardware—three to five years. Amortization of leasehold improvements and equipment under capital lease agreements is computed using the straight-line method over the shorter of the lease term or the estimated useful lives of the related assets.

Long-Lived Assets—The Company evaluates its long-lived assets for impairment in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset.

Income Taxes—The Company accounts for income taxes under an asset and liability approach. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for income tax reporting purposes, net operating loss carryforwards and other tax credits measured by applying currently enacted tax laws. Valuation allowances are provided when necessary to reduce deferred tax assets to an amount that is more likely than not to be realized.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue Recognition—The Company’s revenue is derived primarily from the sale of wireless semiconductor chipsets. In addition, the Company generates revenues from arrangements to license its software. Revenues from software licenses represented less than 10% of total revenues for all periods presented.

Revenue from the sale of semiconductors is recognized in accordance with Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, and SAB No. 104, Revenue Recognition. Accordingly, revenue is recognized when persuasive evidence of an arrangement exists, the product has been delivered, the price is fixed or determinable and collection is probable. Delivery is generally considered to have occurred upon shipment. For a limited number of customers, title does not pass until the product reaches the customer’s premises, in which case revenue is recognized when the product is received by the customer.

The Company provides marketing incentives to certain of its direct and indirect customers. Such payments are recorded as a reduction of revenue in accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-09, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products).”

Software license revenue is recognized in accordance with AICPA Statement of Position No. 97-2, Software Revenue Recognition, (“SOP 97-2”) as amended. Accordingly, license revenue is recognized when persuasive evidence of an arrangement exists, the software has been delivered, the fee is fixed or determinable, collectibility is probable and vendor-specific objective evidence of fair value exists to allocate a portion of the total fee to any undelivered elements of the arrangement. For electronic delivery, the software is considered to have been delivered when the Company has provided the customer with the access codes that allow for immediate possession of the software. If collectibility is not considered probable at the time of sale, revenue is recognized when the fee is collected.

The Company’s software license arrangements generally include three elements: the licensed software, maintenance and support, and training. Maintenance arrangements provide technical support and the right to unspecified upgrades on an if-and-when available basis, but do not provide specified upgrade rights. Vendor-specific objective evidence of fair value (“VSOE”) for maintenance and support is established through fixed-dollar renewal rates stated in the arrangement, thus revenue related to maintenance and support is deferred and recognized ratably over the term of the maintenance agreement, generally one year. The Company has not established VSOE for training services. Accordingly, all revenue related to the multiple-element arrangement is deferred until the training services are provided or the customers’ contractual right to receive such services lapses, whichever occurs first.

Product Warranty—The Company provides a warranty on its products for a period of one year, and provides for warranty costs at the time of sale based on historical activity. The determination of such provisions requires the Company to make estimates of product return rates and expected costs to repair or replace the products under warranty. If actual return rates and/or repair and replacement costs differ significantly from these estimates, adjustments to recognize additional cost of sales may be required in future periods. Components of the reserve for warranty costs during the years ended December 31, 2002 and 2003 consisted of the following (in thousands):

	December 31,
	2002	2003
Beginning balance	$34	$160
Additions related to current period sales	160	719
Warranty costs incurred in the current period	(4)	(148)
Adjustments to accruals related to prior period sales	(30)	(153)

Ending balance	$160	$578

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation—The Company accounts for stock-based compensation to employees in accordance with the provisions of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and complies with the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosures. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Connection with Selling, Goods or Services,’ which requires that the fair value of such instruments be recognized as an expense over the period in which the related services are provided. Such expenses are measured using the value of the equity instruments issued, as this is more readily determinable than the fair value of the services received.

The Company amortizes deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, the Company’s pro forma net loss and net loss per share would have been as follows (in thousands):

	December 31,
	2001	2002	2003
Net loss as reported	$(30,642)	$(22,359)	$(13,166)
Add: total stock-based employee compensation included in reported net loss	41	238	2,416
Less: total stock based compensation determined under the fair value based method for all awards	(942)	(746)	(2,955)

Pro forma net loss	$(31,543)	$(22,867)	$(13,705)

Basic and diluted net loss per share as reported	$(4.08)	$(2.13)	$(1.07)

Pro forma basic and diluted net loss per share	$(4.20)	$(2.18)	$(1.11)

Through November 26, 2003, the date of the Company’s initial filing with the Securities and Exchange Commission (“SEC”) related to its proposed initial public offering, the Company used the minimum value method to estimate the fair value of options granted to employees. Options granted subsequent to November 26, 2003 were valued using the Black-Scholes valuation model using estimated volatility of 95%. The fair value of the Company’s stock-based awards to employees was estimated using the following weighted-average assumptions:

	December 31,
	2001	2002	2003
Estimated life (in years)	5.7	6.6	4.5
Risk-free interest rate	3.7%	2.4%	3.3%
Expected dividends	—	—	—

Software Development Costs—Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional costs would be capitalized in accordance with SFAS No. 86, Computer Software To Be Sold, Leased or Otherwise Marketed. The costs to develop such software have not been capitalized as the Company believes its current software development process is essentially completed concurrent with the establishment of technological feasibility.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Research and Development—Costs incurred in research and development are charged to operations as incurred. The Company grants developers access to its technology through technology development arrangements. The Company recorded $505,000, $875,000 and $119,000 as a reduction of research and development costs for fees received under such arrangements in the years ended December 31, 2001, 2002 and 2003, respectively. The Company expenses all costs for internally developed patents as incurred.

Foreign Currency—The functional currency of the Company’s foreign subsidiaries is the U.S. dollar. For those subsidiaries whose books and records are not maintained in the functional currency, all monetary assets and liabilities are remeasured at the current exchange rate at the end of each period reported, nonmonetary assets and liabilities are remeasured at historical exchange rates and revenues and expenses are remeasured at average exchange rates in effect during the period. Transaction gains and losses, which are included in operating expense in the accompanying consolidated statements of operations were not significant for any period presented.

Net Loss per Share—Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase). Diluted net loss per share was the same as basic net loss per share for all periods presented since the effect of any potentially dilutive securities is excluded, as they are anti-dilutive due to the Company’s net losses.

Unaudited Pro Forma Net Loss per Share—Pro forma basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding for the period (excluding shares subject to repurchase) plus the weighted average number of common shares resulting from the assumed conversion, from their respective issuance dates, of outstanding shares of Series A, B and C convertible preferred stock which will occur upon the closing of the planned initial public offering.

Unaudited Pro Forma Information—The unaudited pro forma information in the accompanying balance sheets assumes: (1) the conversion of the outstanding shares of convertible preferred stock into 22,532,670 shares of common stock and (2) the exercise of a warrant to purchase 93,750 shares of common stock at $0.90 per share, resulting from the completion of the initial public offering as if it had actually occurred on December 31, 2003. Common shares issued resulting from the initial public offering and its related estimated net proceeds are excluded from such pro forma information.

Comprehensive Loss—Comprehensive loss is comprised of two components: net loss and other comprehensive income (loss). Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are recorded as an element of stockholders equity, but are excluded from net loss. Statements of comprehensive loss for the years ended December 31, 2001, 2002 and 2003 have been included within the consolidated statements of stockholders’ equity. Accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets consists of the unrealized gain or loss on marketable securities.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade receivables. Risks associated with cash and cash equivalents and marketable securities are mitigated by banking with and purchasing money market funds, commercial paper, market auction preferred stock, corporate notes and corporate bonds from creditworthy institutions. The Company sells its products primarily to companies in the technology industry and in certain instances does not require its customers to provide collateral to support accounts receivable. To reduce credit risk, management performs ongoing credit evaluations of its customers’ financial condition. At December 31, 2002 and 2003, the Company had recorded allowances for doubtful accounts of $10,000 and $432,000, respectively.

Recently Issued Accounting Standards—In July 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

supersedes previous accounting guidance, principally EITF No. 94-3. The provisions of SFAS No. 146 are applicable for restructuring activities initiated after December 28, 2002. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of the commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The adoption of SFAS No. 146 on January 1, 2003 did not have a material effect on the Company’s consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation specifies the disclosures to be made by a guarantor in its interim and annual financial statements concerning its obligations under certain guarantees that it has issued. FIN 45 also requires a guarantor to recognize a liability, at the inception of the guarantee, for the fair value of obligations it has undertaken in issuing the guarantee. The disclosure requirements of FIN 45 are effective for interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements of FIN 45 are effective for guarantees issued or modified after December 31, 2002. The adoption of these provisions did not have a material impact on the Company’s consolidated financial statements.

In December 2002, the EITF reached a consensus on EITF Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The guidance in this Issue is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material effect on the Company’s consolidated financial statements.

In January 2003 the FASB issued FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of FIN 46 are effective immediately for all arrangements entered into after January 31, 2003. The Company has not invested in any entities that management believes are variable interest entities, and does not expect the adoption of FIN 46 to have a material effect on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The adoption of SFAS 150 did not have a material effect on the Company’s consolidated financial statements.

In December 2003 the SEC issued SAB 104, Revenue Recognition. SAB 104 updates portions of existing interpretative guidance in order to make this guidance consistent with current authoritative accounting and auditing guidance and SEC rules and regulations. The adoption of SAB 104 did not have a material effect on the Company’s consolidated financial statements.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Marketable Securities

Marketable securities consist of (in thousands):

	December 31, 2003
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Commercial paper	$12,908	$—	$—	$12,908
Corporate notes and bonds	6,135	—	(3)	6,132
Market auction preferred stock	4,904	—	—	4,904
U.S. government securities	1,250	—	—	1,250
Money market funds	12	—	—	12

Total	25,209	—	(3)	25,206
Less: Amounts included in cash and cash equivalents	(9,782)	—	—	(9,782)

	$15,427	$—	$(3)	$15,424

	December 31, 2002
	Amortized Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair Value
Market auction preferred stock	$14,760	$—	$—	$14,760
Corporate notes	7,694	7	(3)	7,698
Commercial paper	2,229	—	—	2,229
Adjustable rate mortgage securities	2,043	7	—	2,050
Money market funds	7	—	—	7

Total	26,733	14	(3)	26,744
Less: Amounts included in cash and cash equivalents	(2,236)	—	—	(2,236)

	$24,497	$14	$(3)	$24,508

At December 31, 2002 and 2003, all marketable securities have maturities of less than one year or interest rates that reset in less than one year. Any gains and losses on sales of securities are computed on a specific identification basis. The Company did not realize any gains or losses during the years ended December 31, 2001, 2002 and 2003.

3.    Inventories

Inventories consist of (in thousands):

	December 31,
	2002	2003
Finished goods	$2,747	$5,641
Work-in-process	287	5,124
Raw materials	1,412	164

Total	$4,446	$10,929

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4.    Property and Equipment

Property and equipment at December 31 consist of (in thousands):

	December 31,
	2002	2003
Machinery and equipment	$4,307	$5,481
Software	1,051	1,170
Leasehold improvements	193	274
Furniture and fixtures	87	111

	5,638	7,036
Accumulated depreciation and amortization	(3,019)	(4,690)

Property and equipment, net	$2,619	$2,346

At December 31, 2002 and 2003, machinery and equipment and software under capital lease agreements amounted to $654,000 and $211,000 (net of accumulated amortization of $1,341,000 and $1,777,000, respectively.)

5.    Accrued Liabilities

Accrued liabilities at December 31 consist of (in thousands):

	December 31,
	2002	2003
Accrued compensation and benefits	$978	$2,944
Accrued marketing development funds	145	2,996
Other liabilities	903	4,210

Total	$2,026	$10,150

6.    Commitments and Contingencies

Leases

The Company leases facilities under operating lease agreements and certain equipment under capital lease agreements. Under the lease agreement for its principal facility, the Company must maintain a restricted cash balance of $1,125,000, which is included in other assets at December 31, 2002 and 2003.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2003, future minimum annual lease payments under capital and operating leases are as follows (in thousands):

	Capital Lease	Operating Lease
2004	$375	$2,050
2005	—	1,110
2006	—	96
2007	—	34
2008	—	30
Thereafter	—	25

Total minimum lease payments	375	$3,345

Less amount representing interest	(13)

	362
Less current portion	(362)

Long-term portion	$—

Rent expense was $1,346,000, $1,278,000 and $1,610,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Licensing Agreements

The Company entered into several licensing agreements which allow it to use certain software for specified periods of time. As of December 31, 2003, minimum payments under these agreements are $2,828,000, $2,329,000 and $1,858,000 in 2004, 2005 and 2006, respectively. Software expense associated with these licensing agreements was $1,033,000, $1,937,000 and $2,608,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Contingencies

From time to time, the Company may become involved in litigation. Management is not currently aware of any matters that will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

Under the indemnification provisions of the Company’s standard software license agreements and standard terms and conditions of semiconductor sales, the Company agrees to defend the customer/licensee against third- party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay any judgments entered on such claims against the customer/licensee. There have been no claims under such indemnification provisions through December 31, 2003.

7.    Short and Long-Term Debt

Equipment Loan

In September 2001, the Company entered into an agreement to finance certain equipment purchases up to a maximum amount of $3,000,000. During fiscal 2001 and 2002, the Company financed $1,328,000 and $575,000 in purchases at interest rates ranging from 7.5% to 9.4%. The remaining balance of the agreement is no longer available as of December 31, 2003. The equipment collateralizes the loan balance due. The loan agreement

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

contains certain nonfinancial covenants. In addition, the Company must maintain a restricted cash balance of $500,000, which is included within other assets at December 31, 2002 and 2003. Principal and interest payments are due in monthly installments through July 2005. At December 31, 2003, $538,000 is outstanding under this agreement.

Bank Loan and Security Agreement

In March 2003 the Company entered into a loan agreement with a bank, which was amended in December 2003 (the “Agreement”). The Agreement allows the Company to finance up to $10,000,000 of working capital requirements (subject to certain limitations) and $2,000,000 of equipment purchases. Borrowings under the Agreement are secured by all of the tangible assets of the Company. The Agreement contains financial covenants related to tangible net worth, as well as other nonfinancial covenants. Interest on borrowings under the working capital line is payable monthly and is calculated at the bank’s prime rate (4.0% at December 31, 2003) plus 1.0%. Borrowings under the working capital line are due in March 2005, or earlier as required by borrowing limits defined in the Agreement. Principal and interest is payable monthly for borrowings related to equipment purchases.

At December 31, 2003, $4,000,000 and $1,837,000 was outstanding under the working capital and equipment purchase arrangements, respectively. At December 31, 2003, $6,000,000 was available for additional borrowings under the working capital arrangement and no funds were available under the equipment purchase arrangements.

Future principal payments of long-term debt as of December 31, 2003 are (in thousands):

2004	$984
2005	718
2006	503
2007	170

Total principal payments	$2,375

8.    Stockholders’ Equity

At December 31, 2003 the Company was authorized to issue 50,000,000 shares of preferred stock, of which 12,050,000 Series A shares, 7,673,014 Series B shares, and 10,320,566 Series C shares were issued and outstanding.

Convertible Preferred Stock

The significant terms of the convertible preferred stock are as follows:

•	Each share is convertible into 0.75 shares of common stock (subject to adjustments for events of dilution) and has the same voting rights as the number of common shares into which it is convertible. Shares will automatically be converted upon a public offering of common stock meeting specified criteria.

•	If and when declared by the Board of Directors, the holders of Series A, Series B and Series C convertible preferred stock are entitled to receive noncumulative dividends at the rate of $0.04, $0.2688 and $0.5168 per share per annum, respectively, on each outstanding share of convertible preferred stock.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	Holders of Series A, Series B and Series C convertible preferred stock have a liquidation preference of $0.50, $3.335 and $6.46 per share, respectively, plus any declared but unpaid dividends. Holders of Series C convertible preferred stock shall be preferred in liquidation over the Series A and Series B stockholders. A sale of substantially all of the Company’s assets or a change in control is treated as a deemed liquidation.

Warrants

In September 2001, in connection with an equipment loan (see Note 6), the Company issued a warrant to purchase $225,000 of Series C or Series D convertible preferred stock. In the event the exercise of the warrant occurs prior to a round of financing in which Series D convertible preferred stock is issued, the warrant will be exercisable for shares of the Company’s Series C convertible preferred stock with an exercise price based on the Series C issuance price. If the exercise occurs after a round of financing in which Series D convertible preferred stock is issued and the effective price per share of the Series D convertible preferred stock issued in such financing is lower than the Series C issuance price, then the warrant will be exercisable for shares of the Company’s Series D convertible preferred stock with an exercise price based on the Series D issuance price. If the effective price per share of the Series D convertible preferred stock issued is higher than the Series C issuance price, then the warrant will be exercisable for shares of the Company’s Series C convertible preferred stock with an exercise price based on the Series C issuance price. As of December 31, 2003, the warrant had not been exercised. The estimated fair value of the warrant issued, using the Black-Scholes pricing model with the following weighted average assumptions: term, 2.75 years; volatility, 75%; risk-free interest rate, 3.1%; and no dividends during the term, based on the Series C issuance price of $6.46 was $110,000 and is being amortized over the life of the lease obligation as additional interest expense.

In April 2000, in connection with the operating lease obligation for its principal facility (see Note 6), the Company issued a warrant to purchase 93,750 shares of common stock at an exercise price of $0.90 per share. As of December 31, 2002, the warrant had not been exercised and expires upon the earlier of April 14, 2005 or the closing of a public offering with gross proceeds to the Company of at least $20 million and a per share price of at least $9.00. The estimated fair value of the warrant issued, using the Black-Scholes pricing model with the following assumptions: term, five years; volatility, 50%; risk-free interest rate, 6.7%; and no dividends during the term, was $44,000 and is being amortized over the life of the lease obligation as additional rent expense.

Common Stock

During the year ended December 31, 2001, the Company issued 2,901 shares of common stock to nonemployees in exchange for services rendered. The Company recorded compensation expense, based on the fair value of the common stock, of $5,000 in connection with these issuances. During the year ended December 31, 2002, the Company agreed to issue 15,000 shares of common stock to an employee in exchange for services rendered. The Company recorded compensation expense based on the fair value of the common stock of $26,000 in connection with these issuances.

At December 31, 2003, the Company has reserved shares of common stock for issuance as follows:

Options outstanding under stock option plan	7,905,886
Conversion of convertible preferred stock	22,532,670
Reserved for issuance under stock option plan	1,170,526
Common stock warrants outstanding	93,750
Preferred stock warrants outstanding	26,122

Total shares reserved	31,728,954

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Incentive Plan

The Company’s 1998 Stock Incentive Plan (the “Plan”) authorizes the grant of restricted stock and options to purchase up to 19,462,500 shares of common stock. Stock options may be granted to employees, officers, directors, and consultants at prices not less than the fair market value at date of grant for incentive stock options and not less than 85% of fair market value for nonstatutory stock options as determined by the Board of Directors. These options generally expire ten years from the date of grant and are immediately exercisable. Options generally vest at a rate of 25% on the first anniversary of the grant date and 1/48 per month thereafter. At December 31, 2003, 560,621 unvested shares were subject to repurchase by the Company at the original issuance price (see Note 13). At December 31, 2003 1,170,526 options were available for future grant under the Plan.

Option activity under the Plan is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding, January 1, 2001 (129,471 vested at a weighted average exercise price of $0.08 per share)	2,613,185	$0.62
Granted (weighted average fair value of $0.31 per option)	2,799,342	1.42
Exercised	(2,149,645)	0.68
Canceled	(345,188)	1.19

Outstanding, December 31, 2001 (412,461 vested at a weighted average exercise price of $0.50 per share)	2,917,694	1.27
Granted (weighted average fair value of $0.25 per option)	2,211,182	1.72
Exercised	(132,901)	1.30
Canceled	(293,008)	1.52

Outstanding, December 31, 2002 (1,076,629 vested at a weighted average exercise price of $0.96 per share)	4,702,967	1.47
Granted (weighted average fair value of $2.03 per option)	4,754,503	2.48
Exercised	(991,245)	1.58
Canceled	(560,339)	1.69

Outstanding, December 31, 2003 (1,944,034 vested at a weighted average exercise price of $1.33 per share)	7,905,886	$2.04

Additional information regarding options outstanding as of December 31, 2003 is as follows:

Options Outstanding				Options Vested
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.07	292,500	5.17	$0.07	292,187	$0.07
$0.89	552,907	6.85	0.89	382,723	0.89
$1.72-2.52	6,398,829	8.92	1.85	1,269,124	1.75
$3.33	145,275	9.86	3.33	—	—
$6.33-7.15	516,375	9.90	6.38	—	—

$0.07-7.15	7,905,886	8.72	$2.04	1,944,034	$1.33

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Issuance of Equity Instruments in Exchange for Services

During the years ended December 31, 2001, 2002 and 2003, the Company issued options to nonemployees for the purchase of 107,625, 90,000 and 105,000 shares of common stock, respectively, at weighted average exercise prices of $1.35, $1.72 and $2.02 per share, respectively. A portion of these options vested immediately, while the remainder originally vested over a period of four months to four years. The Company accounted for the unvested options under variable accounting. The fair value of these awards during the years ended December 31, 2001, 2002 and 2003 was calculated using the Black-Scholes pricing model with the following weighted average assumptions: option term, remaining statutory life; volatility, 75% in 2001, 2002 and 2003; risk-free interest rate, 5.2% in 2001, 4.0% in 2002 and 4.5% in 2003; and no dividends during the option term.

During November 2003 the Company accelerated the vesting of certain options issued to outside advisors. This acceleration enabled the optionholders to vest immediately in 105,000 options, which otherwise would have vested over 48 months. In connection with this acceleration, the Company recorded $721,000 as compensation expense based on the fair value of the options at the date of acceleration. At December 31, 2003, all options granted to nonemployees have vested.

The compensation expense for all nonemployee awards for the years ended December 31, 2001, 2002 and 2003, including charges related to the acceleration of vesting, aggregated $528,000, $224,000 and $968,000, respectively, and was recognized in the accompanying statement of operations in accordance with the related service being performed.

Acceleration of Vesting of Employee Stock Options

During the years ended December 31, 2001, 2002 and 2003, in connection with severance agreements relating to the termination of certain employees, the Company accelerated the vesting of options to purchase common stock beyond their employment period. This acceleration enabled these employees to vest in an additional 48,893, 219,857 and 331,156 options, respectively, over the number to which they would normally be entitled. The Company recorded compensation expense equal to the intrinsic value of the options at the date that each employee accepted the severance agreement, which aggregated $41,000, $238,000 and $929,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

Deferred Stock Compensation

During the year ended December 31, 2003, the Company issued 4,606,012 common stock options to employees at a weighted average exercise price of $2.49 per share. The weighted average exercise price was below the weighted average deemed fair value of the Company’s common stock of $4.20 per share. The cumulative deferred stock-based compensation with respect to these grants totaled $7,828,000 and is being amortized to expense on a graded vesting method over the vesting period of the options through 2008.

9.    Net Loss Per Share

	December 31,
	2001	2002	2003
Net loss (numerator)	$(30,642)	$(22,359)	$(13,166)

Denominator for basic and diluted net loss per share:
Weighted average shares outstanding	13,329	12,960	13,147
Weighted average shares subject to repurchase	(5,818)	(2,447)	(812)

	7,511	10,513	12,335

Basic and diluted net loss per share	$(4.08)	$(2.13)	$(1.07)

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the years ended December 31, 2001, 2002 and 2003 the incremental shares from the assumed exercise of 2,917,694, 4,702,967, and 7,905,886 stock options, respectively, were not included in computing the dilutive per share amounts because the Company’s net losses would result in these options having an anti-dilutive effect.

10.    Income Taxes

During the years ended December 31, 2001, 2002 and 2003, the Company recorded provisions for foreign income taxes of $28,000, $66,000 and $125,000, respectively. Due to the Company’s net losses, no provision for federal or state income taxes has been recorded for any period presented.

Significant components of the Company’s net deferred tax assets for federal and state income taxes consist of (in thousands):

	December 31,
	2002	2003
Deferred tax assets:
Net operating loss carryforwards	$22,897	$25,014
Credit carryforwards	8,153	9,753
Capitalized research and development	2,153	1,183
Inventory valuation	606	620
Deferred revenue	293	280
Other accruals and reserves recognized in different periods	375	961

Total deferred tax assets	34,477	37,811
Deferred tax liabilities — excess tax over book depreciation and other	(247)	(123)

Total deferred tax assets	34,230	37,688
Valuation reserve	(34,230)	(37,688)

Net deferred tax assets	$—	$—

Management believes that, given the Company’s historical cumulative losses and the uncertainty regarding future profitability, it is more likely than not that the deferred tax assets will not be utilized. Accordingly, a full valuation allowance has been recorded for all deferred tax assets.

The effective tax rate differs from the applicable U.S. statutory federal income tax rate as follows:

	December 31,
	2001	2002	2003
U.S. statutory federal tax rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	6.1	16.1	(11.6)
Research and development credits	1.9	6.1	9.1
Stock-based compensation	(0.7)	(0.8)	(8.2)
Other	(0.5)	—	2.8
Change in valuation allowance	(41.8)	(56.4)	(27.1)

Effective tax rate	—%	—%	—%

At December 31, 2003, the Company has federal and state net operating loss carryforwards of approximately $68,031,000 and $20,946,000 respectively, expiring through 2023 and 2013, respectively.

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2003, the Company also has research and development credits of approximately $6,501,000 and $3,253,000 available to offset future federal and state income taxes, respectively. The federal tax credit carryforward expires beginning in 2018. The state tax credit carryforward has no expiration.

For federal and state tax purposes, a portion of the Company’s net operating loss and credit carryforwards may be subject to certain limitations on utilization in case of a change in ownership, as defined by federal and state tax law.

11.    Employee Benefit Plan

The Company sponsors a 401(k) Savings Plan (the Plan) for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, between 1% and 25% of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. The Company is not required to contribute, nor has it contributed, to the Plan for any of the periods presented.

12.    Segment Information, Operations By Geographic Area And Significant Customers

The Company currently operates in one reportable segment, the design and marketing of semiconductors for the wireless LAN industry. The Company’s Chief Operating Decision Maker (“CODM”) is the CEO.

Geographic Information

Long-lived assets outside of the United States are insignificant. Net revenue consists of sales to customers in the following countries:

	December 31,
	2001	2002	2003
Taiwan	24%	61%	88%
Japan	18	15	6
United States	49	8	1
Malaysia	7	13	—
Other	2	3	5

Significant Customers

Customers representing greater than 10% of net revenues are as follows:

	December 31,
	2001	2002	2003
Global Sun Technology Inc.	—%	1%	28%
Ambit Microsystems Corporation	—	1	20
D-Link Corporation	1	15	8
Accton Technology Corporation	21	9	5
Sony Corporation	11	9	1
The Linksys Group	—	12	—
Inovar, Inc.	11	8	—
Xircom, Inc.	24	—	—

ATHEROS COMMUNICATIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Customers representing greater than 10% of accounts receivable are as follows:

	December 31,
	2002	2003
Global Sun Technology Inc.	—%	32%
Ambit Microsystems Corporation	—	20
Gemtek Technology Co. Ltd.	—	15
Accton Technology Corporation	—	13
Askey Computer Corporation	13	6
Alps Electric Co., Ltd.	10	4
Z-Com, Inc.	21	2
Inovar, Inc.	18	—

13.    Related Party Transactions

At December 31, 2003, the Company held two full recourse notes receivable, which were issued in connection with the early exercise of stock options in 2000 and 2001 for the purchase of the Company’s common stock, with a total balance of $123,000. The related unvested shares issued upon exercise of these stock options were subject to repurchase by the Company at original issuance price (see Note 8). The interest rates on these notes are 6.56% and 5.07% per annum, respectively. One note ($109,000 as of December 31, 2003) originally matured at the earlier of six years after the date of origination or six months after the stockholders’ termination of employment with the Company. In March 2003, in connection with this employee’s severance arrangement, the Company extended the term of the loan, subject to the satisfaction of certain conditions, to the earlier or May 2, 2006 or the date of a merger or acquisition of the Company. The remaining note ($14,000 as of December 31, 2003) is forgiven by 25% plus interest for each year that the employee remains employed by the Company. In the event the employee is terminated, the entire unpaid balance of principal and interest shall become due and payable immediately. Due to this forgiveness provision, the Company accounted for the related stock options under variable accounting and recorded compensation expense of $23,000, $8,000 and $2,000 in the accompanying statement of operations for the years ended December 31, 2001, 2002 and 2003, respectively. Both notes are collateralized by the common stock obtained from the exercise of stock options discussed above.

In February 2000, the Company issued a full recourse note with an original principal amount of $20,000 to an employee. The note is collateralized by common stock of the Company; however, the note arose from a transaction unrelated to the exercise of stock options. In January 2001, the note was amended to increase the principal amount to $35,000. The note bears interest at 6.56% per annum, and is forgiven by 25% plus interest for each year that the employee remains employed by the Company. During 2003, $7,000 was forgiven and recorded as compensation expense. In the event the employee is terminated, the entire unpaid balance of principal and interest shall become due and payable immediately. At December 31, 2003, the unpaid principal amount of the note was $7,000.

During the years ended December 31, 2002 and 2003 the Company recorded charges of $163,000 and $211,000 related to a consulting agreement with one of its directors, under which this director provides engineering services to the Company. No amounts were paid for such services during the year ended December 31, 2001.

14.    Subsequent Event

On January 23, 2004 the Company completed a 3-for-4 reverse split of its common stock. All information related to common stock, options and warrants to purchase common stock and earnings per share included in the accompanying consolidated financial statements has been adjusted to give effect to the reverse stock split.

Low Power

- Reduced power consumption for longer battery life
- Uses significantly less power in transmit, receive and sleep operating modes

Atheros delivers
lower power
consumption

Enhanced Throughput

- Proprietary enhancement for data rates over 100 Mbps
- Wired speeds on a wireless network
- Supports more users with higher throughput
- Increases network efficiency

Extended Range

- Can more than double the range of wireless connections
- Enables single access point coverage of the home
- Minimizes dead spots in the enterprise
- Enables larger coverage areas for public access

Integrated Solutions

- Interoperable with any 802.11 network
- Operates over entire unlicensed WLAN spectrum
- Up to 27 usable channels